Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

of

US UNWIRED INC.

at

$6.25 Net Per Share

by

UK ACQUISITION CORP.

a wholly owned subsidiary of

SPRINT CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, AUGUST 11, 2005,

UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 10, 2005 (THE “MERGER AGREEMENT”), BY AND AMONG SPRINT CORPORATION, UK ACQUISITION CORP. (THE “OFFEROR”) AND US UNWIRED INC. (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT REPRESENTS AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO THE EXPIRATION OR TERMINATION OF ALL APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, RECEIPT OF REQUIRED APPROVALS FROM THE FEDERAL COMMUNICATIONS COMMISSION AND OTHER REQUIRED REGULATORY APPROVALS AND THE SATISFACTION OR WAIVER OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 1 AND SECTION 15.

The Board of Directors of the Company unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined herein), are fair to and in the best interests of the Company and the Company’s shareholders and recommended that the Company’s shareholders approve the Merger Agreement and the Merger and that the Company’s shareholders accept the Offer and tender their Shares (as defined herein) to the Offeror pursuant to the Offer.

IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder’s Shares should either (1) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the share certificate(s) for the tendered Shares and all other required documents to the Depositary (as hereinafter defined), (2) follow the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase or (3) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

Any shareholder who desires to tender Shares and whose share certificates representing the Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, may tender Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of this Offer to Purchase.

Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Dealer Manager or to the Information Agent at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees.

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

July 15, 2005

SUMMARY TERM SHEET

UK Acquisition Corp. (the “Offeror”) is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of US Unwired Inc. (the “Company”) for $6.25 per share net to you in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendment or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to the Merger Agreement, dated as of July 10, 2005 (the “Merger Agreement”), by and among Sprint Corporation (“Sprint”), the Offeror and the Company, which sets forth, among other things, the terms and conditions of the Offer and our merger with and into the Company. See Section 11. Through a question and answer format, this Summary Term Sheet is designed to explain to you, the shareholders of the Company, a number of important terms of the proposed transaction. This Summary Term Sheet serves only as an introduction, and we urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction. Cross-referenced text refers to sections within this Offer to Purchase, unless otherwise noted.

WHO IS OFFERING TO BUY MY SECURITIES?

Our name is UK Acquisition Corp. We are a Louisiana corporation formed for the purpose of making a cash tender offer for all of the outstanding shares of common stock of the Company. We are a wholly owned subsidiary of Sprint, a Kansas corporation. See “Introduction”.

Sprint is a global communications company that offers an extensive range of innovative communications products and solutions, including wireless, long distance voice and data transport, global Internet Protocol and local and multiproduct bundles. See Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are offering to purchase all of the outstanding shares of common stock of the Company. See “Introduction”.

HOW MUCH IS THE OFFEROR OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $6.25 per share, net to you in cash, less any required withholding taxes and without interest. The consideration payable in both the Offer and the merger will be $6.25 per share in cash.

If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee and your broker tenders your shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any fees will apply. See “Introduction”, Section 1 and Section 17.

WHAT IS THE PURPOSE OF THE OFFER?

The purpose of the Offer is to enable Sprint to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Sprint will acquire in the merger any remaining equity interest in the Company that was not acquired during the Offer. See “Introduction” and Section 12.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

We are not obligated to purchase any shares that you validly tender unless the number of shares validly tendered and not withdrawn prior to the expiration date of the Offer represents, in the aggregate, at least a majority of the shares of the Company’s common stock on a fully diluted basis. See Section 11 and Section 15.

We also are not obligated to purchase any shares that you validly tender if, among other things, the applicable waiting period under applicable antitrust laws has not expired or been terminated or the required approvals from the Federal Communications Commission and other required regulatory approvals have not been received. See Section 15.

DOES THE OFFEROR HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

Yes. We will obtain all necessary funds through capital contributions or advances by Sprint. Sprint will have sufficient funds from cash on hand to fully fund the Offer and the subsequent merger. See Section 9.

IS THE OFFEROR’S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO TENDER SHARES IN THE OFFER?

We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because the Offer consists solely of cash and Sprint will have adequate cash available to pay for the shares.

WHAT IS SPRINT’S RELATIONSHIP WITH THE COMPANY?

Sprint and the Company are parties to a number of commercial arrangements. Under these arrangements, the Company provides wireless services under Sprint’s brand. As of July 15, 2005, Sprint has no ownership interest in the Company. See Section 10.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

Our offer to purchase your shares expires at 12:00 midnight, New York City time, on Thursday, August 11, 2005. This is called the initial expiration date. See the “Introduction”. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of this Offer to Purchase.

CAN THE OFFEROR EXTEND THE OFFER PAST THE INITIAL EXPIRATION DATE AND UNDER WHAT CIRCUMSTANCES?

Yes. We can and may extend the Offer past the initial expiration date. If we do so, you will be able to tender your shares until 12:00 midnight, New York City time, on the new expiration date.

The Merger Agreement sets forth the circumstances under which we can extend the Offer, including if any conditions to the Offer have not been satisfied or waived; if the board of directors of the Company has withdrawn, qualified or modified its recommendation; or if any rule, requirement, interpretation or position of the Securities and Exchange Commission requires us to extend the Offer. Furthermore, if certain conditions of the Merger Agreement are not satisfied as of any scheduled expiration date of the Offer, the Company may request that we extend the Offer, subject to applicable termination rights. In addition, we may extend the Offer for a subsequent offering period of not less than ten (10) business days. See Section 1 and Section 11.

HOW DO I FIND OUT IF THE OFFEROR EXTENDS THE OFFER?

We will announce any extension of the Offer no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release.

HOW DO I GET PAID FOR MY TENDERED SHARES?

We will pay for the shares accepted for payment by depositing the purchase price with UMB Bank, n.a. (who is the depositary in the Offer (the “Depositary”)). The Depositary will transmit to you the payment for all shares accepted for payment. See Section 2.

HOW DO I TENDER MY SHARES?

To tender your shares in the Offer, you must:

•	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal, and mail or deliver it, together with your share certificates and any other required documents, to the Depositary;

•	tender your shares pursuant to the procedure for book-entry transfer set forth in Section 3; or

•	if your share certificates are not immediately available or if you cannot deliver your share certificates and any other required documents to the Depositary prior to the expiration of the offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in Section 3.

UNTIL WHAT TIME CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

You can withdraw your tendered shares at any time on or prior to the applicable scheduled expiration date. Also, if we have not accepted your shares for payment by September 12, 2005, you may withdraw your tendered shares at any time after that date until we accept them for payment. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw your shares, you must deliver to the Depositary a written or facsimile transmission notice of withdrawal that specifies your name, the number of shares being withdrawn and the name of the registered holder of the shares, if different from the person who tendered the shares. See Section 4.

WHAT ARE THE TAX CONSEQUENCES OF SELLING SHARES THROUGH THE OFFER?

The sale of shares to us through the Offer is a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. In general, you will recognize gain or loss equal to the difference between the amount of cash you receive for the shares and the tax basis of your shares.

We encourage you to consult with your own tax advisor about the particular effect the Offer will have on you. See Section 5.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On July 8, 2005, the last full trading day before we announced that we had entered into the Merger Agreement, the closing price per share of the Company’s common stock on the Nasdaq SmallCap Market was $6.16 per share.

We encourage you to obtain a current market quotation for your shares before deciding whether to tender your shares. See Section 6 for recent high and low closing prices for the shares.

WHAT DOES THE COMPANY’S BOARD OF DIRECTORS THINK OF THE TENDER OFFER AND MERGER?

The board of directors of the Company unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, are fair to and in the best interests of the Company and the Company’s shareholders, (ii) adopted, authorized and approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, (iii) recommended that the Company’s shareholders approve the Merger Agreement and the merger and (iv) recommended that the Company’s shareholders accept the Offer and tender their shares to the Offeror pursuant to the Offer.

HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES?

Yes. Shareholders holding approximately 27% of the issued and outstanding shares of common stock of the Company, or approximately 25% of the issued and outstanding shares on a fully diluted basis, have entered into agreements in which they have agreed to tender their shares in the Offer. These shareholders have also agreed to vote in favor of the merger. See “Introduction” and Section 11.

IF THE OFFEROR CONSUMMATES THE OFFER, WHAT HAPPENS TO THE COMPANY AFTER THE OFFER?

If the Offeror purchases at least a majority of the Company’s total shares outstanding on a fully diluted basis in the Offer, Sprint and the Offeror intend to cause a merger to occur between the Offeror and the Company in which shareholders who have not previously tendered their shares will also receive $6.25 per share in cash, less any required withholding taxes and without interest, subject to their right, if any, under Louisiana law to dissent and demand the fair cash value of their shares.

Once the merger takes place, the Company will be a wholly owned subsidiary of Sprint, and the current holders of the Company’s securities will no longer have any interest in the Company’s future earnings or growth. In this case, the Company will no longer be publicly owned, and the Company’s common stock will no longer be traded through the Nasdaq SmallCap Market or on any other securities exchange. See “Introduction” and Section 14.

IF I DECIDE NOT TO TENDER BUT THE TENDER OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

If the Offer is successful and the subsequent merger occurs, shareholders who do not tender will receive the merger consideration per share of the Company common stock described above, subject to their right, if any, under Louisiana law to dissent and demand the fair cash value of their shares. See Section 11, Section 14 and Section 16.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

Shareholders can call D.F. King & Co., Inc., the information agent for the Offer, at (800) 628-8536. In addition, shareholders can call Citigroup Global Markets Inc., the dealer manager for the Offer, at (800) 688-0307.

TO THE SHAREHOLDERS OF THE COMPANY:

INTRODUCTION

UK Acquisition Corp., a Louisiana corporation (the “Offeror”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of US Unwired Inc., a Louisiana corporation (the “Company”), at a purchase price of $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Tendering shareholders who are record owners of their Shares and tender directly to UMB Bank, n.a. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any fees will apply. Any tendering shareholder that fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to backup withholding of U.S. federal income tax equal to 28% of the gross proceeds payable to such shareholder pursuant to the Offer.

THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD OF DIRECTORS”) UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY’S SHAREHOLDERS AND RECOMMENDED THAT THE COMPANY’S SHAREHOLDERS APPROVE THE MERGER AGREEMENT AND THE MERGER (AS DEFINED HEREIN) AND THAT THE COMPANY’S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFEROR PURSUANT TO THE OFFER.

The Board of Directors has received the written opinion dated July 10, 2005 of Evercore Group, Inc. (“Evercore”), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Offer Price to be received in the Offer and the Merger by the holders of Shares is fair, from a financial point of view, to such holders. A copy of such opinion is attached to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 which is being distributed to the shareholders of the Company concurrently herewith. Holders of Shares are urged to read the opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations of the review of Evercore.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 10, 2005 (the “Merger Agreement”), by and among Sprint, the Offeror and the Company. The Merger Agreement, among other things, provides for the making of the Offer by the Offeror and, following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Louisiana Business Corporation Law (the “LBCL”), the Offeror will be merged with and into the Company (the “Merger”) and each Share then outstanding will be converted into the right to receive the Offer Price, less any required withholding taxes and without interest thereon. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Sprint, and the separate corporate existence of the Offeror will cease.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT REPRESENTS AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO THE EXPIRATION OR TERMINATION OF ALL APPLICABLE WAITING PERIODS UNDER THE HART-

SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE “HSR ACT”), RECEIPT OF REQUIRED APPROVALS FROM THE FEDERAL COMMUNICATIONS COMMISSION (THE “FCC”) AND OTHER REQUIRED REGULATORY APPROVALS AND THE SATISFACTION OR WAIVER OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 1 AND SECTION 15.

The Company has represented to Sprint that as of June 30, 2005, there were (i) 164,743,371 Shares issued and outstanding, (ii) 1,000,000 Shares held in the treasury of the Company, (iii) 8,729,809 options to purchase Shares issued pursuant to the Company’s 1999 Equity Incentive Plan (the “Company Options”) and 1,812,052 additional options to purchase Shares (the “Assumed Options”), each such Company Option and Assumed Option entitling the holder thereof to purchase one Share, (iv) 160,000 warrants issued and outstanding, with the right to purchase an aggregate of 2,074,241 Shares (the “IWO Warrants”), (v) 11 warrants issued and outstanding, with the right to purchase an aggregate of 546,397 Shares (the “Founder Warrants” and collectively with the IWO Warrants, the “Company Warrants”) and (vi) 1,355,000 shares of restricted Shares (the “Restricted Shares”) issued and outstanding. Based upon the foregoing, the Offeror believes that the Minimum Condition will be satisfied if 89,590,559 Shares are tendered and not withdrawn pursuant to the Offer. The actual number of Shares required to be tendered and not withdrawn to satisfy the Minimum Condition will depend on the actual number of Shares outstanding, on a fully diluted basis, on the date that the Offeror accepts Shares for payment pursuant to the Offer.

In connection with the Merger Agreement, Sprint entered into a Shareholders Agreement, dated as of July 10, 2005 (the “Shareholders Agreement”), with the following shareholders: William L. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. (“Cameron”) and The 1818 Fund III, L.P. (collectively, the “Tendering Shareholders”). Pursuant to the Shareholders Agreement, the Tendering Shareholders have agreed to tender an aggregate of 45,087,920 Shares owned by the Tendering Shareholders (the “Committed Shares”) and the Tendering Shareholders have agreed to vote the Committed Shares in favor of the Merger, if necessary. As of June 30, 2005, the Committed Shares represented approximately 27% of the Shares that were issued and outstanding and approximately 25% of the Shares issued and outstanding on a fully diluted basis. Based on the Company’s representations, the Offeror believes that the Minimum Condition will be satisfied if, in addition to the Committed Shares to be tendered pursuant to the Shareholders Agreement, 44,502,639 Shares are tendered and not withdrawn pursuant to the Offer. For a more detailed description of the Shareholders Agreement, see Section 11.

Upon the terms and subject to the conditions of the Offer, the Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Thursday, August 11, 2005, unless the Offeror has extended the period during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Offeror, expires. See Section 11. The Offeror may provide for a subsequent offering period in connection with the Offer of not less than ten (10) business days (a “Subsequent Offering Period”). If the Offeror elects to provide a Subsequent Offering Period, it will make a public announcement thereof on the next business day (as defined herein) after the previously scheduled Expiration Date. See Section 11.

If pursuant to the Offer, the Offeror acquires at least 90% of the Shares then outstanding, in accordance with the Merger Agreement and the LBCL, the Offeror will be able to effect the Merger without a vote of the shareholders, and Sprint, the Offeror and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable following consummation of the Offer. If, however, the Minimum Condition is met but Sprint and the Offeror do not acquire 90% of the Shares then outstanding as a result of the Offer or otherwise, the vote of the shareholders will be required under the LBCL to effect the Merger, and a longer period of time will be necessary to do so. For a description of the conditions set forth in the Merger Agreement and the LBCL as it relates to this transaction, see Section 11, Section 12 and Section 15.

If requested by Sprint or the Offeror, promptly following the purchase of a majority of the outstanding Shares, on a fully diluted basis, by the Offeror pursuant to the Offer, and from time to time thereafter, the Company will take all actions necessary, including increasing the size of the Board of Directors or causing the resignation of members who were directors prior to the commencement of the Offer (“Continuing Directors”), to cause such number of persons designated by the Offeror to become directors of the Company so that the percentage representation of the Offeror’s designees on the Board of Directors is equivalent to the Offeror’s percentage ownership of Shares issued and outstanding as of such time. In addition, Sprint, the Offeror and the Company have agreed to use their respective reasonable best efforts to ensure that at least two (2) of the members of the Board of Directors will be Continuing Directors or persons designated by the Continuing Directors.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

1.    Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Offeror will accept for payment and purchase all of the Shares at a price of $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest, and will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4.

The Offer is subject to the conditions set forth under Section 15, including the satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the HSR Act and the receipt of requisite approvals from the FCC, and other required regulatory approvals. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), the Offeror and Sprint expressly reserve the right to waive any of the conditions and to modify the terms and conditions of the Offer. The Offeror, however, may not, without the consent of the Company, reduce the number of Shares subject to the Offer, reduce the Offer Price, waive the Minimum Condition, add any other conditions to the Offer or modify the existing conditions to the Offer, change the form of consideration payable in the Offer, extend the Offer (except as described below), or otherwise amend or modify the Offer in a manner adverse to the holders of Shares.

Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (i) extend the Offer in increments of five (5) business days each, if at the scheduled Expiration Date any of the conditions to the Offer are not satisfied, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Commission’s staff applicable to the Offer and (iii) extend the Offer for a period of time not to exceed ten (10) business days, if the Board of Directors has withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, its approval or recommendation of the Offer or the Merger. In addition, if at any scheduled Expiration Date any condition to the Offer is not satisfied, the Offeror will extend the Offer at the request of the Company for not less than twenty (20) business days, but not beyond the Outside Date (as defined herein). See Section 11. Notwithstanding the foregoing, if at any time consummation of the Offer is not practicable due to (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, consummation of the Offer will be delayed until these events no longer make it impracticable to consummate the Offer.

Any extension of the period during which the Offer is open, any delay in acceptance of Shares for payment or any payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof. In the case of an extension, the announcement will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of rules 14d-4(d)(1), 14d-6(c) and 14e-1(d) under the Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the obligation of the Offeror under the rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filing with the Commission.

If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if, and to the extent, required under applicable law and the rules and regulations of the Commission. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In the Commission’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders. If material changes are made with respect to information that is significant, such as the Offer Price or the percentage of securities sought, a minimum ten (10) business day period may be required to allow for adequate dissemination to the shareholders. Accordingly, if, prior to the Expiration Date, the Offeror decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to the Company shareholders, the Offeror will extend the Offer at least until the expiration of that ten (10) business day period.

The Offeror may, and if requested by the Company must, provide for a Subsequent Offering Period in connection with the Offer. If the Offeror does provide for a Subsequent Offering Period, subject to the applicable rules and regulations of the Commission, the Offeror may elect to extend its offer to purchase Shares beyond the Expiration Date for a Subsequent Offering Period of not less than ten (10) business days, if, among other things, upon the Expiration Date (i) all of the conditions to the Offeror’s obligations to accept for payment, and to pay for, the Shares are satisfied (or, to the extent permitted by the Merger Agreement, waived), and (ii) the Offeror immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 4. The Offeror will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period by the Depositary. If the Offeror decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to a national news service on the next business day after the Expiration Date.

For purposes of the Offer, a “business day” means any day on which the principal offices of the Commission in Washington D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided the Offeror with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Offeror to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares. Upon the terms and subject to the satisfaction of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, the Offeror will accept for payment and will pay for all Shares validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date. Notwithstanding the preceding sentence, subject to applicable rules and regulations of the Commission, the Offeror expressly reserves the right, in its sole discretion, to delay the payment for Shares in order to comply in whole or in part with applicable law. Any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires the Offeror to pay the Offer Price or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer. If the Offeror decides to include a Subsequent Offering Period, the Offeror will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period.

In all cases (including during any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (ii) the appropriate Letter of Transmittal, properly completed and duly executed (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against such participant.

Shareholders who cannot comply on a timely basis with the foregoing procedures for acceptance of the Offer may deposit Share Certificates pursuant to the procedures set forth below for guaranteed delivery.

For purposes of the Offer (including during any Subsequent Offering Period), the Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the satisfaction of the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, the Offeror increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

The Offeror reserves the right to transfer or assign to one or more of its affiliates, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.    Procedure for Accepting the Offer and Tendering Shares.

Valid Tenders.    Except as set forth below, for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any. In addition, either (i) Share Certificates evidencing tendered Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or (ii) the shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer.    The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or the tendering shareholder must comply with the guaranteed delivery procedures described below.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees.    Signatures on Letters of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or by any other bank, broker, dealer, credit union, savings organization or other entity which is an “eligible guarantor institution” as such term defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder, the tendered Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name of the registered holder appears on such Share Certificate, with the signatures on the Share Certificate or stock powers guaranteed in the manner described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    If a shareholder desires to tender Shares pursuant to the Offer and the shareholder’s Share Certificates evidencing the Shares are not immediately available or the shareholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or the shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form made available by the Offeror is received by the Depositary, as provided below, on or prior to the Expiration Date; and

(iii) the Share Certificates (or a Book-Entry Confirmation), representing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day”, for purposes of the preceding sentence, is any day on which the Nasdaq SmallCap Market (the “Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. The procedures for guaranteed delivery described above may not be used during any Subsequent Offering Period.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates for, or of Book-Entry Confirmation of the delivery of, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time and will depend upon when Share Certificates or Book-Entry Confirmations are received into the Depositary’s account at the Book-Entry Transfer Facility. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES BY THE OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING ANY PAYMENT.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may in the opinion of the Offeror be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer subject to applicable law and the limitations set forth in the Merger Agreement, or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offeror, Sprint, any of their affiliates or assigns, the Dealer Manager (as defined herein), the Depositary, the Information Agent (as defined herein) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding of U.S. Federal Income Tax and Substitute Form W-9.    Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of the amount of any payments of cash pursuant to the Offer or the Merger. In order to avoid backup withholding, each shareholder surrendering Shares in the Offer must, unless the shareholder otherwise establishes an exemption, provide the payor of such cash with such shareholder’s correct taxpayer identification number (“TIN”) on a substitute Form W-9 and certify, under penalties of perjury, that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service (“IRS”) may impose a penalty on such shareholder and any payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 28%. See Section 5.

All U.S. shareholders surrendering Shares pursuant to the Offer should complete and sign the substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including among others all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign a Form W-8 BEN, Certificate of Foreign Status, a copy of which may be obtained from the Information Agent, in order to avoid backup withholding. See “Important Tax Information” in the Letter of Transmittal.

Other Requirements.    By executing the Letter of Transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering shareholder irrevocably appoints designees of the Offeror as such shareholder’s agent, attorneys in fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to exercise all voting and other rights of the shareholder as each attorney and proxy or his substitute shall in his sole judgment deem proper, with respect to all of the Shares tendered by the shareholder and accepted for payment by the Offeror (and any and all other Shares or other securities issued or issuable in respect of the Shares on or after the date of this Offer to Purchase). All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Offeror accepts for payment the Shares in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney, proxies and written consents granted by the shareholder at any time with respect to the Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney or proxies may be given or written consent executed by the shareholder (and, if given or executed, will not be deemed effective). The designees of the Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of the shareholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company’s shareholders, or any adjournment or postponement thereof, any actions by written consent in lieu of any meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for the Shares, the Offeror must be able to exercise full voting and other rights with respect to the Shares and the other securities or rights issued or issuable in respect of the Shares, including voting at any meeting of shareholders (whether annual or special or whether or not adjourned) in respect of the Shares.

A tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that (i) the shareholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by the Offeror, the Offeror will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Offeror upon the terms and subject to the conditions of the Offer.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment pursuant to the Offer, may also be withdrawn at any time after September 12, 2005. If acceptance of any Shares tendered is delayed for any reason or if the Offeror is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Offeror’s rights under the Offer, the Depositary may, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to and duly exercise withdrawal rights as set forth in this Section 4. Any such delay in acceptance for payment will be accomplished by extension of the Offer to the extent required by law. If the Offeror decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 1.

For withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. The facsimile number for the Depository is (816) 860-3970. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered, if different from that of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the shareholder must submit the serial numbers shown on the Share Certificates evidencing the Shares to be withdrawn to the Depositary and, unless the Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be Medallion guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry-Transfer-Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry-Transfer-Facility’s procedures.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of the Offeror, Sprint, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. Previously withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in Section 3.

5.    Material U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to beneficial owners of Shares. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis. The discussion applies only to beneficial owners of Shares in whose hands Shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of beneficial owners of Shares (such as insurance companies, tax exempt organizations, mutual funds and broker dealers) who might be subject to special rules. This discussion does not discuss the U.S. federal income tax consequences to a beneficial owner of Shares who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL OWNER OF SHARES SHOULD CONSULT SUCH BENEFICIAL OWNER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH BENEFICIAL OWNER AND THE PARTICULAR TAX EFFECTS TO SUCH BENEFICIAL OWNER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a beneficial owner of Shares will recognize gain or loss equal to the difference (if any) between the beneficial owner’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. In general, such gain or loss will be capital gain or loss and will be long term capital gain or loss if the beneficial owner held the Shares for more than one year as of the date of sale (in the case of the Offer) or the Effective Time (as defined herein) (in the case of the Merger).

Payments in connection with the Offer or the Merger might be subject to “backup withholding” at a rate of 28%, unless a beneficial owner of Shares (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides a correct TIN to the payor, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A beneficial owner who does not provide a correct TIN may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the beneficial owner’s U.S. federal income tax liability. Each beneficial owner of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Those tendering their Shares in the Offer may prevent backup withholding by completing the substitute Form W-9 included in the Letter of Transmittal. Similarly, those who convert their Shares into cash in the Merger may prevent backup withholding by completing a substitute Form W-9 and submitting it to the paying agent for the Merger.

Sprint and the Offeror will be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares in the Offer or the Merger such amounts as are required to be deducted and withheld with respect to such payment. To the extent that amounts are withheld, the withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of the Shares in respect of which the deduction and withholding was made.

6.    Price Range of Shares; Dividends. The Shares were delisted from the Nasdaq National Market System effective May 8, 2003, in the interim were quoted on the OTC Bulletin Board and are now quoted on the Nasdaq SmallCap Market under the symbol “UNWR”. Before such delisting, the Shares were traded on the Nasdaq National Market System since May 23, 2000, and before that date, there was no public market for the Shares. The following table sets forth, for the periods indicated, the high and low sales prices per Share on Nasdaq as reported in the Company’s Annual Report on Form 10-K for fiscal years 2003 and 2004 and in publicly available resources for fiscal year 2005. The Company did not declare or pay any cash dividends during such periods.

	Price Range of Shares
	High	Low
2003:
First Quarter	$0.55	$0.08
Second Quarter	$0.65	$0.15
Third Quarter	$1.68	$0.36
Fourth Quarter	$1.15	$0.65

2004:
First Quarter	$2.03	$0.98
Second Quarter	$3.15	$1.81
Third Quarter	$2.95	$1.92
Fourth Quarter	$4.80	$2.51

2005:
First Quarter	$5.28	$3.84
Second Quarter	$6.04	$4.11
Third Quarter (through July 8, 2005)	$6.16	$5.70

On July 8, 2005, the last full trading day prior to announcement of the Offer, the last reported closing sales price of the Shares on Nasdaq was $6.16 per share. On July 14, 2005, the last full trading day before commencement of the Offer, the last reported closing sales price of the Shares on Nasdaq was $6.19 per share.

SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.    Certain Information Concerning the Company.

The Company is a Louisiana corporation with principal executive offices at 901 Lake Shore Drive, Lake Charles, Louisiana 70601. The telephone number for the Company’s executive offices is (337) 436-9000. The Company reported the following information in its Annual Report on From 10-K for the fiscal year ended December 31, 2004, and the following description of the Company and its business is qualified in its entirety by the reference to such report.

The Company is principally engaged in the ownership and operation of wireless communications. The Company is a network partner of Sprint, and the Company and its subsidiaries are parties to a number of agreements with Sprint pursuant to which the Company and its subsidiaries provide certain wireless services under the Sprint brand name within its service area. The Company’s service areas include all or portions of 48 markets, consisting of portions of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee and Texas. See Section 11.

Certain Projected Financial Data of the Company.    Prior to entering into the Merger Agreement, Sprint conducted a due diligence review of the Company and, in connection with its review, received from the Company certain projections of the Company’s future operating performance through 2014. The Company does not, in the ordinary course, make public any specific forecasts or projections as to its future financial performance and these projections were not prepared with a view to public disclosure. They are included in this Offer to Purchase only because they were provided to Sprint and the Offeror in connection with Sprint’s due diligence. Later years have not been included due to the inherent unreliability of longer term projections. Such later year projections also diverge substantially from available investment banking analyst estimates.

The projections below assumed that the Company would remain independent and do not give effect to the Offer or the potential combination of the operations of Sprint and the Company or any alterations Sprint might make to the Company’s operations or strategy after the consummation of the Offer and the Merger. The projections assume that the Company amended its existing agreements with Sprint, effective as of January 1, 2006, to provide for a simplified pricing mechanism similar to the arrangements entered into by Sprint and other Sprint PCS Affiliates (as defined herein). These amendments would have provided predictable long-term pricing for service bureau fees and stability to the rates charged for inter-area service fees and also would have settled all significant outstanding disputes between the Company and Sprint. The information set forth below is presented for the limited purpose of giving the Company’s shareholders access to certain projected financial information prepared by the Company’s management that was made available to Sprint and the Offeror.

	2005	2006	2007	2008
Total Revenue	$454.9 million	$574.9 million	$584.0 million	$633.1 million
EBITDA*	100.4 million	131.2 million	152.7 million	177.2 million
* Earnings before interest, taxes, depreciation and amortization.

The Company has advised Sprint and the Offeror that certain matters discussed herein, including these projections, are forward-looking statements that involve risks and uncertainties. These projections were prepared by the Company’s management based upon a variety of estimates and hypothetical assumptions with respect to general business, economic, market and financial conditions and other matters. These assumptions may not be accurate, may not be realized, and also are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that any of the projections will be realized or that the actual results for the years ending December 31, 2005, 2006, 2007 and 2008 will not vary materially from those shown above.

Furthermore, the projections set forth above may not have been prepared in accordance with either the published guidelines of the Commission or U.S. generally accepted accounting principles. Neither Sprint’s nor the Company’s independent accountants or financial advisors have examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and, accordingly, assume no responsibility for these projections. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that any of Sprint, the Offeror or the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events and the projections should not be relied on as such. None of Sprint, the Offeror, the Company, the Dealer Manager or the Information Agent, or their respective affiliates or representatives, assumes any responsibility for the reasonableness, accuracy or validity of the foregoing projections. None of Sprint or the Offeror, or any of their respective affiliates or representatives, has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Shareholders are cautioned not to place undue reliance on the projected information provided.

Available Information.    The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in such proxy statements and distributed to the Company’s shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington,

D.C. 20549, and may also be available for inspection and copying at prescribed rates. Such reports, proxy statements and other information may also be obtained at the web site that the Commission maintains at www.sec.gov.

8.    Certain Information Concerning the Offeror and Sprint.

The Offeror.    The Offeror, a Louisiana corporation and a wholly owned subsidiary of Sprint, was newly organized in connection with the Offer and has not carried on any activities to date other than those incident to its formation and commencement of the Offer. The Offeror has its principal executive offices at c/o Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. The telephone number for the Offeror at such offices is (800) 829-0965.

Sprint.    Sprint is a Kansas corporation. Sprint has its principal executive offices at 6200 Sprint Parkway, Overland Park, Kansas 66251. The telephone number for Sprint is (800) 829-0965.

Sprint is a global communications company and a leader in integrating long distance, local service and wireless communications. On December 15, 2004, Sprint and Nextel Communications, Inc. (“Nextel”) announced that their boards of directors had unanimously approved a definitive agreement for a merger of equals (the “Sprint Nextel Merger”). The combination will create a leading wireless carrier augmented by a global IP network that will offer consumer, business and government customers new broadband wireless and integrated communications services. The merger is currently pending and is expected to close in the third quarter of 2005. The new company also intends to spin off to its shareholders Sprint’s local telecommunications business following the Sprint Nextel Merger. The proposed spin-off is expected to occur in 2006.

The name, citizenship, business address, principal occupation or employment, and five-year employment history of each of the directors and executive officers of the Offeror and Sprint and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Sprint, the Offeror or, to the best knowledge of Offeror and Sprint, any of the persons listed on Schedule I to this Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Except as provided in the Merger Agreement, the Shareholders Agreement or as otherwise described in this Offer to Purchase, (i) none of the Offeror, Sprint or, to the best knowledge of the Offeror and Sprint, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of the Offeror, Sprint or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of the Offeror, Sprint or, to the best knowledge of the Offeror and Sprint, any of the persons or entities referred to above or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or the Shareholders Agreement and as otherwise described in this Offer to Purchase, none of the Offeror, Sprint or, to the best knowledge of the Offeror and Sprint, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, neither the Offeror nor Sprint nor, to the best knowledge of the Offeror and Sprint, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between any of Offeror, Sprint, or any of their respective subsidiaries or, to the best knowledge of the Offeror and Sprint, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

9.    Financing of the Offer and the Merger. The Offer is not conditioned upon any financing arrangements. The Offeror estimates that the total amount of funds required to consummate the Offer and the Merger and to pay fees and expenses and other obligations related to the Offer and the Merger will be approximately $1,130,000,000. The Offeror will obtain all funds needed for the Offer and the Merger from Sprint. Sprint plans to obtain the funds for such capital contributions or advances from its available cash.

10.    Background of the Offer; Contacts with the Company.

Commercial Contacts.    Beginning in the mid 1990s, Sprint PCS, a joint venture owned by Sprint and three other companies, established a nationwide wireless personal communications service (“PCS”) network (the “Sprint PCS Network”). To establish the network, Sprint PCS obtained FCC licenses through several related entities to provide seamless, integrated voice and data services to customers using wireless technology. The Sprint PCS Network operates in the 1900 MHz band spectrum and uses code division multiple access, or CDMA, technology.

In certain smaller markets, Sprint PCS, through various subsidiaries holding PCS licenses, entered into agreements with independent companies to build and operate a network carrying Sprint PCS services. Those independent companies are known as “Sprint PCS Affiliates.” The Sprint PCS Affiliates offer wireless services under Sprint’s brand on CDMA networks built and operated at the affiliates’ expense. The Company became a Sprint PCS Affiliate in 1998 when its subsidiary, Louisiana Unwired, L.L.C. (“Louisiana Unwired”), entered into a Sprint PCS Management Agreement with Sprint Spectrum L.P. and SprintCom, Inc. (the “1998 Louisiana Agreement”). The 1998 Louisiana Agreement covers 11 territories in Louisiana, Oklahoma, Texas and Arkansas. Sprint acquired the interests of the other partners in Sprint PCS in November 1998. The Company, through Louisiana Unwired, subsequently entered into a separate Management Agreement in 1999 (the “1999 Louisiana Agreement”) covering 30 territories in Alabama, Arkansas, Florida, Mississippi and Tennessee. Additionally, US Unwired, through its subsidiary Texas Unwired, entered into a Management Agreement in 2000 (the “Texas Agreement”) covering two territories in Texas. Finally, in 2002, the Company acquired Georgia PCS Management LLC, which, like Louisiana Unwired, had entered into a Management Agreement in 1998 (the “Georgia Agreement” and, together with the 1998 Louisiana Agreement, the 1999 Louisiana Agreement and the Texas Agreement, the “Management Agreements”). The Georgia Agreement covers seven territories in Georgia.

All of the Management Agreements were entered into in the ordinary course of business and not in contemplation of the Offer or the Merger. Each Management Agreement lasts up to 50 years with an initial period of 20 years and three successive 10 year renewal periods. Pursuant to these agreements, Sprint receives 100% of the revenue from Sprint PCS customers in the territories covered by the Management Agreements and then pays a fee to the Company equal to 92% of the collected revenues (except for certain basic trading areas set forth in Addendum II to the 1998 Louisiana Agreement, where the Company receives 100% of the revenues and pays a fee to Sprint). The Company derives a significant portion of its revenues pursuant to the Management Agreements. Each of the Management Agreements is publicly available and is filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. See “Available Information” under Section 7.

Sprint and the Company are also parties to various service agreements, pursuant to which the Company pays Sprint for various “back office” functions such as customer service and billing.

Beginning with a conference call held on December 15, 2004, Sprint held periodic meetings with the Sprint PCS Affiliates (including the Company) through its Affiliate Executive Council with respect to matters relating to Sprint PCS Affiliates in light of the pending Sprint Nextel Merger. The Company representatives at these meetings were Robert W. Piper, the Company’s President and Chief Executive Officer, and Jerry E. Vaughn, the Company’s Chief Financial Officer.

Certain Litigation.

On July 11, 2003, the Company and two of its subsidiaries initiated a lawsuit (the “Initial Lawsuit”) against Sprint and certain of its affiliates in the United States District Court for the Western District of Louisiana. The suit alleged violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), breach of fiduciary duty, breach of contract and fraud alleged to have arisen out of Sprint’s conduct in its dealings with the Company. The Company was seeking monetary damages on its contractual claims, and further monetary damages in connection with its RICO, breach of fiduciary duty, and fraud claims. Certain of these claims were subsequently dismissed. Sprint filed its answer and a counterclaim against the Company and certain of its subsidiaries on April 8, 2004. The trial with respect to the Company’s RICO claim and two contractual claims and Sprint’s counterclaims began on June 20, 2005. Presentation of evidence concluded on June 30, 2005 and the parties had been awaiting the Court’s decision. In addition to the foregoing litigation, on June 21, 2005, the Company filed a separate lawsuit in the United States District Court of the Western District of Louisiana against Sprint and certain of its subsidiaries and Nextel asserting breach of contract and tortious interference with contract with respect to the Management Agreements arising out of the pending Sprint Nextel Merger. This new lawsuit also included a motion for a preliminary injunction seeking to enjoin Sprint’s pending merger with Nextel. A hearing of the Court on the motion for preliminary injunction had been scheduled for July 15, 2005. In connection with entering into the Merger Agreement, Sprint, certain subsidiaries of Sprint, the Company, certain subsidiaries of the Company and Nextel, have entered into a Settlement Agreement and Mutual Release, dated as of July 10, 2005 (the “Settlement Agreement”), with respect to all of the litigation described above, pursuant to which the parties agreed to a stay of this litigation and agreed to mutual releases that will become effective at the earlier of (a) the consummation of the Offer and (b) the consummation of an Alternative Transaction (as defined herein) that is consummated (i) within twelve (12) months after the termination of the Merger Agreement or (ii) as a result of, or pursuant to, any agreement with regard to an Alternative Transaction that is entered into within twelve (12) months after the termination of the Merger Agreement. See Section 11.

Background to the Offer/Merger

From time to time, the Company and its Board of Directors have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view towards enhancing shareholder value.

At a meeting of the Board of Directors held on January 25, 2005, the Board of Directors considered its strategic options in light of the pending Sprint Nextel Merger. Also present at the meeting were the Company’s legal advisors, Cahill Gordon & Reindel LLP (“Cahill”) and Jenner & Block LLP (“Jenner”). The Board of Directors discussed the Company’s rights and remedies under the Management Agreements with Sprint and discussed the likelihood that Sprint would be in breach of the exclusivity provisions of the Management Agreements in the event the pending Sprint Nextel Merger was consummated.

On March 22, 2005, Christopher J. Stadler, a director of the Company and managing director and a member of the steering committee of Investcorp, S.A., a global investment group, and Thomas J. Sullivan, a director of the Company and a managing director at Investcorp, met with the chief executive officer and chief financial officer of another company (“Company X”) to discuss potential strategic transactions between the Company and Company X.

On April 4 and 5, 2005, at meetings initiated by the Company, Steve Nielsen, a Senior Vice President of Sprint, and Douglas Lynn, Assistant Vice President—Strategic Alliances of Sprint, met with Messrs. Stadler and Sullivan. At that meeting, Mr. Stadler suggested a possible acquisition of the Company by Sprint, which would resolve the current litigation between them and any potential disputes arising out of the pending Sprint Nextel Merger, and indicated that the Company would not be willing to discuss an acquisition of the Company at a price below $6.00 per share.

In mid-April 2005, the chief financial officer of another company (“Company Y”) contacted Jerry E. Vaughn, the Company’s Chief Financial Officer, about a possible strategic transaction between the Company and Company Y.

At a Board meeting held on April 26, 2005, Mr. Vaughn reported to the Board of Directors about his contact from Company Y and presented an analysis of a possible strategic transaction with Company Y. In addition, Messrs. Stadler and Sullivan reported to the Board of Directors about their meetings with Sprint and Company X. The Board of Directors instructed management to continue discussions with Company Y and instructed Messrs. Stadler and Sullivan to continue discussions regarding a potential strategic transaction with Sprint and Company X.

In late April 2005, management interviewed several investments banks to act as financial advisors to the Company. Following these interviews, the Board of Directors approved the engagement of (x) Evercore to provide financial advisory services to the Company, including with respect to potential strategic transactions and alternative transactions with Sprint as a result of amendments or restatements to the Management Agreements, and (y) Brown Brothers Harriman & Co. (“Brown Brothers”) to provide strategic and financial advisory services to the Company. In early May 2005, the Company entered into engagement letters with each of Evercore and Brown Brothers.

Throughout May 2005, senior management of the Company had several meetings with Evercore to discuss strategic alternatives, including with respect to strategic transactions with other companies and with respect to potential remedies relating to the pending Sprint Nextel Merger.

On May 24, 2005, Robert W. Piper, the Company’s President and Chief Executive Officer of the Company, Edward D. Moise, Jr., the Company’s Treasurer, and Mr. Vaughn met with representatives of Company Y. At this meeting, Company Y presented to the Company a non-binding outline of potential terms of a strategic transaction with the Company, which outline contained a range of valuations and reflected a transaction value at or below the current trading price of the Company’s common stock. The closing price of the Shares on May 24, 2005 was $5.03.

On May 24, 2005, Mr. Piper called Mr. Nielsen to inform him that the Company would be filing an objection to the pending Sprint Nextel Merger with the FCC. Later in the discussion, Messrs. Piper and Nielsen discussed the possibility that there might be a basis for a transaction to be consummated between the Company and Sprint.

On May 27, 2005, Messrs. Nielsen and Lynn, on behalf of Sprint, and Messrs. Piper, Stadler and Sullivan, on behalf of the Company, held a teleconference during which Mr. Stadler again indicated that the Company would not be willing to discuss an acquisition of the Company at a price below $6.00 per share.

On June 1, 2005, Mr. Nielsen communicated with Messrs. Piper, Stadler and Sullivan to indicate that although Sprint had not been interested in acquiring the Company in the past, Sprint would be a willing buyer at appropriate price and terms. Mr. Nielsen further communicated that while Sprint’s and the Company’s valuations of the Company were divergent, Sprint was interested in pursuing discussions among the companies and their financial advisors.

On June 2, 2005, Mr. Sullivan called Mr. Nielsen and reiterated the Company would not be willing to discuss an acquisition of the Company at a price below $6.00 per share but suggested the companies’ financial advisors meet to review the basis for the Company’s valuation. Mr. Nielsen agreed to instruct Sprint’s financial advisors to meet with the Company’s financial advisors.

On June 7, 2005, Messrs. Vaughn and Moise had a telephone conference with representatives of Company Y to further discuss a possible strategic transaction.

As had been agreed by Mr. Nielsen and Mr. Sullivan, on June 9, 2005, representatives from Citigroup Global Markets Inc. (“Citigroup”), Sprint’s financial advisor, and Evercore met to discuss the valuation of the Company. At this time, representatives from Evercore presented a valuation analysis of the Company. Evercore also indicated that the Company would not be willing to discuss any offers that were not for at least $6.00 per Share.

On June 30, 2005, at the request of Citigroup, representatives of Citigroup again met with representatives of Evercore. Citigroup presented a valuation analysis of the Company and communicated to Evercore that it was authorized by Sprint to make a proposal to acquire all of the outstanding Shares at $5.50 per share.

Also on June 30, 2005 the chief executive officer of Company X called Mr. Stadler to discuss a potential stock-for-stock merger of Company X and the Company based on the price at which the Shares were then trading. The closing price of the Shares on June 30, 2005 was $5.82.

Later on June 30, 2005, Evercore was authorized to pursue more discussions with Sprint and Citigroup with regard to a merger with Sprint and Mr. Stadler was authorized to, and Mr. Stadler did, contact Company X to request that Company X provide more specific terms and conditions relating to its earlier proposal.

On July 1, 2005, representatives from Evercore telephoned representatives from Citigroup and, on behalf of the Company, rejected the offer of $5.50 per share, but indicated that it thought that the Board of Directors may entertain an offer of $6.50 per share.

On July 2, 2005, representatives of Citigroup contacted representatives of Evercore to inform the Company that it believed that Sprint would entertain a transaction to consummate a merger at a price per share of $6.00. Evercore reiterated that it thought that the Board of Directors may entertain an offer of $6.50 per share.

On July 3, 2005, members of the Board of Directors had a telephone conference with representatives of Evercore, Brown Brothers, Cahill and management to discuss the ongoing negotiations with Sprint and, in particular Sprint’s offer of a merger at $6.00 per share.

Later on July 3, 2005, representatives of Evercore responded to representatives of Citigroup and communicated a proposal from the Company for the sale of the Company at $6.50 per share.

On July 4, 2005, members of the Board of Directors had a telephone conference with representatives of Evercore, Brown Brothers, Cahill and management to discuss the potential transaction with Sprint and concluded that they should seek to structure the transaction as a two-step transaction with a tender offer followed by a merger instead of a one-step merger in order to have the transaction close as quickly as possible.

On July 5, 2005, Citigroup communicated to Evercore that Sprint would be willing to offer $6.15 per share provided that certain significant shareholders agreed to a lock-up of their stock and to vote in favor of the Merger, that the parties agreed to a stay of the litigation between them and that the transaction be structured as a one-step merger.

Also on July 5, 2005, members of the Board of Directors had a telephone conference with representatives of Evercore, Brown Brothers, Cahill and management to discuss the ongoing negotiations with Sprint and, in particular, Sprint’s offer of a merger at $6.15 per share.

Also on July 5, 2005, Evercore responded to Citigroup that it had been authorized to make a best and final offer of $6.25 per share, which would include a lock-up of significant shareholders, an agreement to stay the litigation between the Company and Sprint and a two-step transaction with a tender offer followed by a merger in order to deal with the Board of Directors concern about closing the transaction as quickly as possible.

Also on July 5, 2005, Citigroup indicated that they were authorized to accept, on behalf of Sprint, an offer price $6.25 per share, subject to Sprint board of directors approval, satisfactory negotiation of a definitive merger agreement and related agreements and completion of due diligence.

Also on July 5, 2005, the Company and Sprint entered into a mutual confidentiality agreement (the “Confidentiality Agreement”) to provide for the confidential treatment of information exchanged between the Company and Sprint, and Sprint sent the Company a due diligence request list. Sprint and its advisors began due diligence on July 5, 2005 and continued through July 10, 2005. Due diligence included in-depth discussions with senior management of the Company and its advisors and a review of financial and legal documents provided to Sprint.

On July 5, 2005, King & Spalding LLP, legal counsel to Sprint sent a draft merger agreement to the Company and its advisors. King & Spalding also sent a draft shareholders agreement, providing the terms and conditions upon which a number of the Company’s shareholders would agree to vote their Shares in favor of the Merger and the other transactions contemplated by the Merger Agreement. During the day on July 5, King & Spalding and Cahill discussed various aspects of the proposed merger, including whether it should include a tender offer.

On July 6, 2005, Cahill distributed comments to the proposed merger agreement to Sprint and its advisors. During that day, counsel for both parties had telephonic discussions regarding proposed changes to the merger agreement. The parties’ respective legal counsel discussed issues arising from the revised merger agreement, including the conditions to the Offer, the scope of the representations and warranties, and the events upon which the merger agreement could be terminated and a termination fee would be payable by the Company to Sprint. Sprint also conceded to the Company’s position that the transaction would be in the form of a tender offer followed by a cash merger. Legal counsel also discussed the general terms and conditions of the settlement agreement with respect to the litigation between Sprint and the Company.

On July 7, 2005, King & Spalding sent a draft settlement agreement to Cahill. In addition, they exchanged drafts of the merger agreement and the shareholders agreement and had several telephonic discussions regarding proposed changes to the terms of the agreements. On July 8, 2005, legal counsel continued to exchange and discuss drafts of the transaction documents.

In initial discussions regarding the settlement agreement, Sprint proposed that the litigation would be settled upon the closing of the Offer, if the Merger were terminated for reasons other than breach by Sprint or failure to obtain required regulatory approvals, or the Company entered into any agreement with respect to an alternative transaction within nine months of the termination of the merger agreement. The Company and its Board of Directors believed that the litigation should only be settled (other than in the case of the consummation of the transaction with Sprint) if the merger agreement was terminated and the Company subsequently consummated an alternative transaction with another party. After extensive negotiation, Sprint conceded to the Company’s position that the litigation would only be settled if the Offer is consummated or the merger agreement was terminated and the Company subsequently consummated an alternative transaction with another party within twelve months after termination of the merger agreement for any reason or the transaction was consummated as a result of, or pursuant to, an agreement with regard to an alternative transaction entered into within twelve months of termination of the merger agreement. In addition, in initial drafts of the merger agreement, Sprint did not provide the Company with a right to terminate the merger agreement to pursue a superior proposal. The Company and the Board of Directors sought to obtain such a right. After extensive negotiations, Sprint informed the Company that it would not be willing to enter into the merger agreement if this point was not resolved in its favor. In exchange for Sprint dropping its point that the shareholders agreement should survive for six months after termination of the merger agreement, the Company agreed to Sprint’s proposal with respect to this matter.

On July 7, 2005, the Board of Directors held a special meeting to discuss the transactions and the transaction documents. Participating in the meeting were representatives from Evercore, Cahill, Jenner and Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (“Correro”), the Company’s Louisiana counsel. Representatives of

Evercore made a formal presentation to the Board with regard to the question of whether the proposed transaction was fair from a financial point of view to the shareholders of the Company and responded to numerous questions from the Board of Directors. The members of the Board of Directors each received a copy of written materials regarding Evercore’s analysis of the proposed tender offer price and merger consideration, and the presentation by Evercore included a thorough review of the contents of this document. Upon the conclusion of the presentation, an Evercore representative stated his belief that his firm would be prepared to render a written opinion to the Board of Directors that the consideration to be received by the Company’s shareholders in the Offer and the Merger was fair, from a financial point of view, to the Company’s shareholders. Copies of the written fairness opinion, describing the assumptions made, matters considered and review undertaken by Evercore is attached as Annex II to the Company’s Schedule 14D-9. Attorneys from Jenner gave a presentation on the status of the litigation and the likelihood and timing of success at trial and on appeal, as well as potential recoveries by the Company. Attorneys from Cahill, Correro and Jenner responded to questions posed by the Board.

On July 5, 2005, materials were distributed to the Sprint board of directors regarding the proposed transaction. On July 6 and 7, 2005, senior management of Sprint held individual discussions with each member of the board of directors of Sprint regarding the proposed transaction between Sprint and the Company. On July 8, 2005, Sprint’s board of directors held a telephonic meeting to review the proposed acquisition of the Company. In connection with the meeting, Sprint’s board of directors was provided with materials for the proposed acquisition, including a draft of the merger agreement. Sprint senior management discussed the key terms of the proposed acquisition and results of due diligence. Citigroup discussed the financial aspects of the proposed acquisition with the Sprint board of directors. King & Spalding discussed the status of the litigation with the Company and discussed the key terms of the proposed transaction with the Sprint board of directors. The Sprint board of directors then authorized its designated officers to execute a merger agreement and the other related agreements, at a price and substantially on the terms discussed with the Sprint board of directors.

On July 8, 2005, legal counsel for the Company sent Sprint an initial draft of the Cameron Purchase Agreement (as defined herein) and legal counsel for Sprint sent the Company an initial draft of the Spectrum Lease Agreement (as defined herein). These agreements provided for the sale of certain FCC licenses currently held by the Company to an affiliate of the Company and the lease of the licenses from the affiliate to the Company after consummation of the acquisition. See Section 11. On July 9 and July 10, 2005, legal counsel for the Company and Sprint continued to negotiate the terms of the merger agreement and related agreements and to exchange drafts of those agreements.

On Sunday, July 10, 2005, the Board of Directors held a special meeting to approve the transactions and the transaction documents. Participating in the meeting were representatives from Evercore, Cahill and Correro. Representatives of Evercore confirmed their opinion to the Board of Directors that, as of such date, the consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders and subsequently delivered their written opinion with respect thereto. After extensive discussion, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s shareholders, (ii) adopted, authorized and approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iii) recommended that the Company’s shareholders approve the Merger Agreement and the Merger and (iv) recommended that the Company’s shareholders accept the Offer and tender their shares pursuant to the Offer.

On the evening of July 10, 2005, the Company and Sprint executed the Merger Agreement and the Settlement Agreement. In addition, Sprint entered into the Shareholders Agreement with the Tendering Shareholders and the License Agreement and the Spectrum Lease Agreement were executed. On July 11, 2005, Sprint and the Company issued a press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Sprint.

Certain information contained in this background section with respect to the Company’s Board of Directors meetings, discussions with its advisors and discussions by the Company with other potential acquirers was provided to Sprint by the Company.

11.    The Merger Agreement, the Shareholders Agreement and Related Agreements.

The following is a summary of the material terms of the Merger Agreement, the Shareholders Agreement, the Confidentiality Agreement, the Settlement Agreement and the Cameron License Agreements, each of which is incorporated herein by reference, and a copy of which has been filed as an Exhibit to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by the Offeror and Sprint with the Commission in connection with the Offer. This summary is qualified in its entirety by reference to these Agreements as filed with the Schedule TO.

The Merger Agreement

The Offer.    The Merger Agreement provides that the Offeror will commence the Offer as promptly as practicable, but in no event later than July 15, 2005. Promptly after the scheduled or extended Expiration Date, the Offeror will pay for all Shares validly tendered and not withdrawn pursuant to the Offer, provided that (i) the Minimum Condition has been satisfied, (ii) any waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer has expired or has been terminated prior to the expiration of the Offer, (iii) required approvals from the FCC and other required regulatory approvals have been received and (iv) certain other terms and conditions that are described in Section 15 have been satisfied or waived.

The Offeror expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, the Offeror may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Condition, (iv) add any other conditions to the Offer or modify the existing conditions to the Offer, (v) change the form of consideration payable in the Offer, (vi) extend the Offer (except as described below) or (vii) otherwise amend or modify the Offer in any manner adverse to the Company’s shareholders. The rights reserved by the Offeror in this paragraph are in addition to the Offeror’s rights to terminate the Offer, as further described in Section 15.

Under the terms of the Merger Agreement, the Offeror may, without the consent of the Company, (i) extend the Offer in increments of not more than five (5) business days each if, at the scheduled Expiration Date, any of the conditions to the Offer are not satisfied, until the conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Commission’s staff applicable to the Offer and (iii) extend the Offer for a period of time not to exceed ten (10) business days, if the Board of Directors has withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, its approval or recommendation of the Offer or the Merger. In addition, if at the Expiration Date any condition to the Offer is not satisfied, the Offeror will extend the Offer at the request of the Company for not less than twenty (20) business days, but not beyond October 15, 2005 (the “Outside Date”); provided, that the Outside Date will be extended to December 31, 2005 if the Offer has not been completed due to the failure to receive certain required governmental consents (without regard to whether the Minimum Condition has been met); provided, further, that the Outside Date may be further extended by mutual, good faith agreement of the parties through February 28, 2006 if the Offer has not been completed due to the failure to receive certain of the governmental consents (without regard to whether the Minimum Condition has been met) and it is reasonably likely that the governmental consents can be obtained by February 28, 2006. Furthermore, the Offeror may and, if requested by the Company, the Offeror must, make available a Subsequent Offering Period as described in Section 1. Notwithstanding the foregoing, if at any time consummation of the Offer is not practicable due to (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, consummation of the Offer will be delayed until these events no longer make it impracticable to consummate the Offer.

The Merger.    Subject to the terms and conditions of the Merger Agreement (including those described in Section 15) and in accordance with the LBCL, at the effective time of the Merger (the “Effective Time”), the Offeror will be merged with and into the Company. As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Sprint and the separate corporate existence of the Offeror will cease.

As of the Effective Time, each Share (other than Dissenting Shares (as defined below)) issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and without interest, payable upon surrender of the appropriate Share Certificate. Each Share held by shareholders who have not voted in favor of, or consented in writing to, the Merger and who have properly demanded and perfected in writing dissenters’ rights of such Shares in accordance with the LBCL will be converted automatically into the right to receive the fair cash value of the Shares from the Company as determined to be due under Section 131 of the LBCL.

Restricted Stock, Options and Warrants.    Immediately after the Effective Time, each outstanding Restricted Share will become fully vested and the holder thereof will be entitled to receive an amount in cash per Share equal to the Offer Price.

All outstanding Company Options that are not exercised before the Effective Time (or if the Minimum Condition has been satisfied, the consummation of the Offer) will terminate immediately after the Effective Time (or, if the Minimum Condition has been satisfied, the consummation of the Offer). The Company will pay, immediately after the Effective Time (or, if the Minimum Condition has been satisfied, the consummation of the Offer) in exchange for the cancellation of the Company Options, to the holder of each outstanding Company Option an amount in cash equal to the excess of the Offer Price over the applicable exercise price for each Share that the holder could have purchased had the holder exercised the Company Option immediately after the Effective Time (or, if the Minimum Condition has been satisfied, the consummation of the Offer).

The Company will pay, immediately after the Effective Time in exchange for the cancellation of the Assumed Options, the holder of each outstanding Assumed Option an amount in cash equal to the excess of the Offer Price over the applicable exercise price for each Share that the holder could have purchased had the holder exercised the Assumed Option immediately after the Effective Time.

Immediately after the Effective Time, each of the outstanding Company Warrants, upon payment of the exercise price, will become convertible into the right to receive an amount in cash equal to the Offer Price multiplied by the number of Shares the holder of the Company Warrant could have purchased had the holder exercised the Company Warrant immediately after the Effective Time. To the extent not exercised prior to the Effective Time, immediately after the Effective Time in exchange for the cancellation of the Founder Warrants, the Company will pay the holder of each outstanding Founder Warrant an amount in cash equal to the excess of the Offer Price over the applicable exercise price for each Share that the holder could have purchased had the holder exercised the Founder Warrant immediately after the Effective Time.

Shareholder Meeting; Proxy Statement.    If the approval of the Merger Agreement by the Company’s shareholders is required by law, the Merger Agreement provides that the Company will, as soon as practicable following the consummation of the Offer, duly call and hold a shareholders’ meeting for the purpose of voting on the approval of the Merger Agreement and the Merger (the “Shareholders’ Meeting”). In connection therewith, the Company has agreed to solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions reasonably necessary to secure the vote or consent of such holders required by the LBCL to effect the Merger. In connection with the Shareholders’ Meeting, Sprint and the Company will jointly prepare and the Company will file with the Commission, a proxy statement of the Company. Notwithstanding the foregoing, if the Offeror acquires at least 90% of the outstanding Shares, Sprint, the Offeror and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of the Company’s shareholders in accordance with the LBCL.

Board Recommendation; Competing Acquisition Proposals.    In connection with the Offer, the Merger and the Shareholders’ Meeting, the Board of Directors will recommend to the shareholders to (i) vote in favor of the approval of the Merger Agreement and the Merger and (ii) tender their Shares pursuant to the Offer. Neither the Board of Directors nor any committee thereof will (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, the approval or recommendation of the Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend any transaction involving an Acquisition Proposal (as defined below) from a third party (an “Alternative Transaction”) or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (other than a confidentiality agreement) related to any Alternative Transaction. The Merger Agreement defines an “Acquisition Proposal” as any proposal with respect to (i) a transaction pursuant to which any person (or group of persons) other than Sprint or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding Shares or of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise (other than the Offer), (ii) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Company (other than the Merger), or any of its subsidiaries, pursuant to which any person or group of persons (other than Sprint or its affiliates) party thereto, or its shareholders, owns or would own more than 20% of the outstanding Shares or the outstanding voting power of the Company or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (iii) any transaction pursuant to which any person (or group of persons) other than Sprint or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Company’s subsidiaries and securities of the entity surviving any merger or business combination involving any of the Company’s subsidiaries) of the Company or any of its subsidiaries representing more than 20% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction.

Notwithstanding the foregoing, the Board of Directors may inform the Company’s shareholders that it no longer believes that the Offer or the Merger is advisable and no longer recommends approval if, prior to the acceptance for payment of Shares pursuant to the Offer after satisfaction of the Minimum Condition (the “Appointment Time”), the Board of Directors determines (i) after consultation with an independent financial advisor, that it has received from a third party a proposal to enter into an Alternative Transaction that is more favorable to the Company’s shareholders than the Offer and the Merger (a “Superior Proposal”) and (ii) after consultation with its outside legal counsel, that such action is required in order for the Board of Directors to comply with its fiduciary duties under applicable Louisiana law. The Board of Director’s determination of whether the proposed Alternative Transaction is a Superior Proposal must take into account all relevant factors, including whether, in the good faith judgment of the Board of Directors, after consultation with the independent financial advisor, the third party is reasonably able to finance the transaction, and any proposed changes to the Merger Agreement that may be proposed by Sprint in response to the Alternative Transaction. The Board of Directors may only change its recommendation after providing three days’ prior written notice of the Superior Proposal to Sprint. Notwithstanding any other provision of the Merger Agreement, after the Appointment Time, the Company must still submit the Merger Agreement to the Company’s shareholders.

Other Offers.    The Company has terminated all negotiations and discussions with all other parties regarding any Alternative Transactions. The Company may not, nor will it authorize or permit any of its subsidiaries or representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) participate in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company, however, may enter into discussions or negotiations with, or provide information to, a third party that makes an unsolicited Acquisition Proposal provided that the Board of Directors (i) after consultation with outside legal counsel, determines in good faith that such action is required in order for the Board of Directors to comply with its fiduciary duties under applicable Louisiana law, (ii) receives a confidentiality agreement from the third party, the terms of which are no less favorable to the Company than those afforded the Company in the Confidentiality Agreement, which the Company entered into with Sprint and (iii) after consultation with the

Company’s independent financial advisor, concludes in good faith that the proposal is reasonably likely to lead to a Superior Proposal.

Company Board Representation.    The Merger Agreement provides that, if requested by Sprint or the Offeror and if the Minimum Condition is satisfied, promptly following the purchase by the Offeror of the tendered Shares, and from time to time thereafter, the Company will take all actions necessary, including increasing the size of the Board of Directors or causing the resignation of Continuing Directors, to cause such number of persons designated by the Offeror to become directors of the Company as will give the Offeror’s designees representation on the Board of Directors in a percentage equivalent to the Offeror’s percentage ownership of the issued and outstanding Shares, on a fully diluted basis, as of such time. In addition, Sprint, the Offeror and the Company have agreed to use their respective reasonable best efforts to ensure that at least two members of the Board of Directors will be Continuing Directors or persons designated by the Continuing Directors.

The Merger Agreement further provides that, following the election or appointment of the Offeror’s designees, any amendment of the Merger Agreement; any termination of the Merger Agreement by the Company; any extension by the Company of the time for the performance of any of the obligations of Sprint or the Offeror under the Merger Agreement; or any waiver of any condition to the Company’s obligations or the Company’s rights under the Merger Agreement or any action that adversely affects the Company’s shareholders will require the approval of a majority of the Continuing Directors.

Representations and Warranties.    The Merger Agreement contains various customary representations and warranties of Sprint, the Offeror and the Company, including, but not limited to, representations and warranties by the Company concerning: the Company’s organization and standing; capitalization; the Board of Directors’ approval of the Merger Agreement and the Offer and the transactions contemplated by the Merger Agreement; required filings and consents; compliance with laws; reports and financial statements and internal controls; absence of certain changes or events; taxes; title to assets; litigation; contracts and commitments; employee benefit plans; labor and employment matters; environmental matters; intellectual property; undisclosed liabilities; related party transaction and brokers.

Commercially Reasonable Efforts; Support for Offer and Merger.    The Merger Agreement provides that each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under applicable law to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Company has agreed that it will not, nor will it allow its shareholders, directors, officers, employees, advisors, agents or representatives, to knowingly take or omit to take any action that could reasonably be expected to materially delay or prevent the transactions contemplated by the Merger Agreement or the Sprint Nextel Merger.

To the extent permitted by applicable law, from July 10, 2005, the Company has agreed not to take any actions with the FCC, or any other governmental authority in opposition to the transactions contemplated by the Merger Agreement or the Sprint Nextel Merger. In furtherance thereof, the Company, jointly with Sprint, will inform the FCC that the Company will not prosecute any complaint with respect to the Sprint Nextel Merger provided the Merger Agreement has not been terminated.

FCC Licenses; No Amendments.    Without the prior consent of Sprint, the Company will not, nor will it allow any of its subsidiaries to, amend, modify or waive any provision of the Cameron License Agreements which provide for the sale to Cameron of licenses granted by the FCC and currently held by Louisiana Unwired, which permit the construction and operation of a personal communication services wireless telecommunications system using a specified spectrum (the “FCC Licenses”) and the immediate short term leasing of the spectrum to Louisiana Unwired (the “Cameron Transactions”). In addition, Sprint and the Company have agreed to cooperate with each other to cause the filings required by the FCC (the “FCC Filings”) under the Communications Act of 1934 and the rules, regulations and policies of the FCC promulgated thereunder (the “Communications Act”) for the approval of the Cameron Transactions to be accomplished as soon as practicable after July 10, 2005. In the event that the Cameron Transactions are not approved by the FCC within thirty-five (35) days of the date of the Merger Agreement (or such lesser time as Sprint, the Offeror and the Company agree), the Company and Sprint have agreed to coordinate efforts and cooperate with each other to cause the FCC Filings necessary for the transfer of control of the FCC Licenses to Sprint as a result of the Offer or the Merger (the “Transfer of Control”) to be accomplished as soon as practicable thereafter. Sprint and the Company have further agreed to prosecute the FCC Filings with commercially reasonable diligence and to otherwise use their commercially reasonable efforts to obtain the grants of the FCC Filings (the “FCC Approval”) as expeditiously as possible. For a more detailed description of the Cameron Transactions, see the description of the Cameron License Agreements set forth below.

Public Announcements.    Except as required by applicable law or any listing agreement with a national securities exchange or trading system to which Sprint or the Company is a party, the Merger Agreement provides that Sprint and the Company will consult with the other prior to issuing a press release or otherwise making any public statements with respect to the Offer, the Merger Agreement or the Merger.

Access to Information; Confidentiality.    From the date of the Merger Agreement to the Effective Time, the Company will afford Sprint and the Offeror reasonable access to the officers, employees, agents, properties, offices and other facilities and the books and records of the Company and its subsidiaries. The Company will furnish Sprint and the Offeror with all financial, operating and other data and information as Sprint or the Offeror may reasonably request, except in each case with respect to documents or other information relating in any way to any current litigation between the Company and its subsidiaries on the one hand and Sprint on the other hand to the extent such documents or information is subject to the attorney-client or other privilege or constitutes attorney work product. In addition, during this time, in order to facilitate transition planning and post-closing integration issues, the Company has agreed to make available to Sprint’s representatives office space and secretarial and other administrative services as reasonably requested by Sprint.

Undertakings.    The Company has agreed to use its commercially reasonable efforts to cause certain members of management of the Company and other individuals to execute an undertaking to assist with the on-going litigation of the Company.

Benefits Continuation, Severance.    From and after the Appointment Time and for not less than twelve (12) months thereafter, pursuant to the Merger Agreement, Sprint, the Company and the Surviving Corporation will provide, or cause their subsidiaries to provide, employee benefits that are substantially comparable in the aggregate to those provided under the Company’s employee benefit plans (other than the Company’s 1999 Equity Incentive Plan) in effect as of the Appointment Time, with the exception of matching contributions to the Company’s 401(k) Plan which will be made in amounts and percentage levels comparable to similarly situated employees of Sprint. In addition, Sprint, the Company and the Surviving Corporation will honor all obligations for severance pay and other severance benefits pursuant to (a) the terms of previously executed employment and separation agreements and (b) Company severance policies in effect as of July 10, 2004 with regard to Company employees who are terminated within twelve (12) months of the Appointment Time.

Directors’ and Officers’ Indemnification and Insurance.    The Merger Agreement provides that, for six (6) years from and after the Effective Time, Sprint will cause the Surviving Corporation to continue in full force and effect all rights to indemnification in favor of all past and present officers and directors of the Company and of its subsidiaries for acts or omissions occurring at or prior to the Effective Time to the same extent provided in the Company’s articles of incorporation and bylaws in effect on July 10, 2005. Sprint also has agreed to maintain (or to cause the Surviving Corporation to maintain), for an aggregate period of at least six (6) years from the Effective Time, the current directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the Effective Time. The Surviving Corporation, however, will not be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for the insurance. The Company instead may purchase, prior to the Effective Time, a six (6) year “tail” prepaid officers’

and directors’ liability insurance policy covering each of the persons currently insured under the Company’s current policy with regard to acts or omissions occurring prior to the Effective Time. The premium and terms of the “tail” policy must be reasonably acceptable to Sprint. Sprint and the Company agreed that a policy with a one-time premium not in excess of 250% of the current premium paid by the Company would be reasonably acceptable to Sprint.

Conduct of Business Pending the Merger.    Pursuant to the Merger Agreement, from and after the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement:

(a)	Unless Sprint otherwise agrees in writing:

(i)	the business of the Company and its subsidiaries will be conducted only in the ordinary course of business and in a manner consistent with prior practice;

(ii)	the Company and its subsidiaries will use all commercially reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their current officers and employees and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or its subsidiaries has significant business relations; and

(iii)	the Company will comply in all material respects with all applicable laws wherever its business is conducted.

(b)	Neither the Company nor any of its subsidiaries will:

(i)	declare or pay any dividends on, or make other distributions (whether in cash, stock or property) in respect of, any of its capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

(ii)	split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii)	repurchase or otherwise acquire any shares of its capital stock; or

(iv)	issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of Shares upon (A) the exercise of Company Options outstanding as of the date of the Merger Agreement and (B) the exercise of the Company Warrants.

(c)	Neither the Company nor any of its subsidiaries will, or will commit or agree to:

(i)	amend its articles of incorporation or bylaws;

(ii)	incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (1) borrowings under existing lines of credit (or under any refinancing of such existing lines) or (2) indebtedness owing to, or guaranties of indebtedness owing to, the Company;

(iii)	make any loans or advances to any other person other than loans or advances between any subsidiaries of the Company or between the Company and any of its subsidiaries (other than loans or advances less than $100,000 made in the ordinary course of business consistent with past practice);

(iv)	merge or consolidate with any other entity in any transaction, or, except for certain previously agreed upon capital expenditures, acquire or sell any business or assets in a single transaction or series of transactions in which the aggregate consideration is $200,000 or greater or enter into any partnership, joint venture or similar arrangement;

(v)	change any material accounting policies or methods of accounting in effect at June 30, 2005, except as required by GAAP as concurred with by the Company’s independent auditors;

(vi)	make any change in employment terms for any of its directors or officers;

(vii)	alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to employees, directors or affiliates of the Company or its subsidiaries, other than with respect to alterations or amendments made with respect to non-officers and non-directors in the ordinary course of business consistent with past practice or as required by applicable law or as expressly contemplated by the Merger Agreement or consented to in writing by Sprint;

(viii)	other than as required by applicable law, make any change to the Company’s employee benefit plans;

(ix)	enter into any leasing or licensing agreements (other than the Cameron License Agreements), take-or-pay arrangements or other affiliations, alignments or agreements with respect to the FCC Licenses or any other license granted by the FCC in which the Company has rights;

(x)	acquire, or participate in any auction or other process related to the acquisition of, personal communications service licenses or wireless spectrum;

(xi)	settle any material claim, action or proceeding, except to the extent subject to and not in excess of reserves that relate to the matter being settled existing as of March 31, 2005;

(xii)	other than a renewal in the normal course of business, amend in any material respect, waive any of its material rights under, or enter into any material agreements, arrangements or commitments; or

(xiii)	make or change any election with respect to taxes or change any accounting method, file any amended tax return, settle any tax dispute or waive or extend the statute of limitations relating to any taxes of the Company or any subsidiary.

(d)	The Company agrees that, prior to December 31, 2005, it will not incur capital expenditures, in the aggregate, in excess of the previously agreed upon projected capital expenditures of approximately $28 million.

Conditions to Consummation of the Merger.    The respective obligations of Sprint, the Offeror and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by Sprint, the Offeror and the Company:

(a)	The Merger Agreement and the Merger must be approved by the requisite vote of the Company’s shareholders, as required by the LBCL, the Company’s articles of incorporation and the Company’s bylaws;

(b)	No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Merger, by any governmental entity) preventing the consummation of the Merger may be in effect;

(c)	The Offeror must have consummated the Offer on the terms and conditions set forth in the Merger Agreement, all conditions of the Offer must have been fulfilled or waived and the Offeror must have purchased all of the Shares validly tendered and not withdrawn pursuant to the Offer; and

(d)	any Subsequent Offering Period must have expired.

Termination Events.    The Merger Agreement may be terminated at any time prior to the Appointment Time:

(a)	By mutual written consent of Sprint and the Company;

(b)	By Sprint, the Offeror or the Company if:

(i)	any court of competent jurisdiction or other governmental entity has issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party terminating the Merger Agreement pursuant to this right must use all commercially reasonable efforts to have such order, decree, ruling or action vacated;

(ii)	the Offer has not been consummated on or before the Outside Date; provided that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or resulted in, the failure to consummate the Offer on or before the Outside Date; or

(iii)	as a result of the failure of any condition set forth in Section 15 of the Offer to Purchase, the Offer has been terminated by Sprint or Offeror or expired in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer; provided however, that none of Sprint, the Offeror or the Company have the right to terminate the Merger Agreement if such party is in material breach of the Merger Agreement;

(c)	By Sprint or Offeror if:

(i)	the Board of Directors (1) has withdrawn or modified in a manner adverse to Sprint or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) causes the Company to enter into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement), (3) has endorsed, approved or recommended any Acquisition Proposal or (4) has resolved to do any of the foregoing; or

(ii)	the Company breaches in any material respect any of its representations, warranties, covenants or other obligations which would give rise to the failure of the condition set forth in clause (c) of Section 15 of the Offer to Purchase and, within twenty (20) days after written notice of such breach to the Company from Sprint, the breach has not been cured in all material respects or waived by Sprint or the Offeror and the Company has not provided reasonable assurance to Sprint and the Offeror that the breach will be cured in all material respects on or before the expiration of the Offer; or

(d)	By the Company, if Sprint or the Offeror breaches in any material respect any of their respective representations, warranties or obligations under the Merger Agreement, which breach would give rise to a failure of certain conditions to the Offer, and, within twenty (20) days after written notice of such breach to Sprint from the Company, such breach has not been cured in all material respects or waived by the Company and Sprint or the Offeror, as the case may be, has not provided reasonable assurance to the Company that such breach will be cured in all material respects on or before the expiration of the Offer.

Effect of Termination.    If Sprint or the Offeror terminates the Merger Agreement because the Company has (i) withdrawn or modified in a manner adverse to Sprint or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, (ii) entered into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement), (iii) endorsed, approved or recommended an Acquisition Proposal or (iv) resolved to do any of the foregoing, the Company is required to pay to Sprint a termination fee in the amount of $35 million (the “Termination Fee”) within three business days of such termination. Alternatively, upon the consummation of any Alternative Transaction (A) within 12 months after the termination of this Agreement for any reason or (B) as a result of or pursuant to any agreement with regard to an Alternative Transaction entered into within 12 months after the termination of the Merger Agreement for any reason, the Company shall pay the Termination Fee to Sprint, upon consummation of such Alternative Transaction, in each case payable in same-day funds, as liquidated damages and not as a penalty, to reimburse Sprint for its time, expense and lost opportunity costs of pursuing the Offer and the Merger. For purposes of the Company’s requirement to pay the termination fee upon consummation of an Alternative Transaction, the definition of Alternative Transaction remains the same except that the third party would need to acquire at least 50% of the Shares or outstanding voting power or at least 50% of the fair market value of all the assets, as opposed to only 20%.

Fees and Expenses.    All fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses.

The Shareholders Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Sprint and each of William L. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron and The 1818 Fund III, L.P. entered into the Shareholders Agreement. Pursuant to the Shareholders Agreement, the Tendering Shareholders agreed to tender into the Offer an aggregate of 45,087,920 shares currently owned by the Tendering Shareholders. The Shareholders Agreement also provides that the Tendering Shareholders irrevocably appoint Sprint as their proxy to vote their Shares in connection with the transaction in the following manner: (i) for the approval of the Merger Agreement and the Merger and (ii) against any other Acquisition Proposal unless Sprint determines to vote in favor of such Acquisition Proposal. Notwithstanding the foregoing grant to Sprint of the irrevocable proxy, if Sprint elects not to exercise its rights to vote the securities pursuant to the irrevocable proxy, the Tendering Shareholders agree to vote the securities during the term of the Shareholders Agreement (i) to approve the Merger Agreement and the Merger or (ii) against any other Acquisition Proposal unless Sprint determines to vote in favor of the Acquisition Proposal, in each case at any annual, special or other meeting or action of the shareholders of the Company, in lieu of a meeting or otherwise.

Confidentiality Agreement.

The Confidentiality Agreement contains customary provisions pursuant to which Sprint and the Company have mutually agreed to keep confidential, for a period of twelve (12) months from the date of the Confidentiality Agreement, certain non-public, confidential information relating to Sprint or the Company, as the case may be, and disclosed by Sprint or the Company, as the case may be, to the other party. The requirement to keep this information confidential is subject to customary exceptions. The Confidentiality Agreement also provides that, for a period of twelve (12) months, neither Sprint nor the Company will solicit for employment any employee of the other party who participated in the evaluation of the proposed transaction between the parties.

Settlement Agreement.

Contemporaneously with the execution of the Merger Agreement, Sprint, the Company, certain of their respective affiliates and Nextel entered into the Settlement Agreement. The Settlement Agreement relates to certain litigation between the parties, as described in Section 10. Under the terms of the Settlement Agreement, the parties agreed to file a motion to “stay” the litigation with the district court before which the cases are being adjudicated. In addition, the parties agreed that at the Appointment Time, they will cooperate in taking all action necessary to cause the dismissal of the litigation. The Settlement Agreement also contains mutual releases that will become effective at the earlier of (i) the Appointment Time and (ii) the consummation of an Alternative Transaction (a) within twelve (12) months following the termination of the Merger Agreement for any reason or (b) as a result of, or pursuant to, any agreement with regard to an Alternative Transaction entered into within twelve (12) months following the termination of the Merger Agreement for any reason.

Cameron License Agreements.

Contemporaneously with the execution of the Merger Agreement, Louisiana Unwired and Cameron entered into two agreements: An Agreement for Purchase and Sale of FCC Licenses (the “Cameron Purchase Agreement”) and a Short-Term De Facto Transfer Spectrum Lease Agreement (the “Spectrum Lease Agreement” and, together with the Cameron Purchase Agreement, the “Cameron License Agreements”). As of June 30, 2005, Cameron, which is a party to the Shareholders Agreement, owned 2,634,842 Shares. In addition, William L. Henning, the beneficial owner of more than 5% of the Shares as of June 30, 2005, is the principal owner of Cameron and, along with William L. Henning, Jr. and Thomas G. Henning (both members of the Company’s Board of Directors), a Cameron director.

Pursuant to the Cameron Purchase Agreement, Louisiana Unwired will sell the FCC Licenses to Cameron for $2 million. The parties have agreed to transfer the FCC Licenses on the later of (a) immediately prior to the Appointment Time and (b) the date on which the FCC Approval has been obtained, provided either party may terminate the Cameron Purchase Agreement after July 10, 2006. Pursuant to the Spectrum Lease Agreement, Cameron has agreed to grant Louisiana Unwired, following the transfer of the FCC Licenses, an exclusive right to use the spectrum under a short-term de facto lease arrangement for payment of $100 a month for a period of one year from the transfer date. From the 60th day of the lease through the 240th day of the lease, Louisiana Unwired has the right, but not the obligation, to purchase back from Cameron one or all of the FCC Licenses at the price paid by Cameron plus an amount equal to 4.0% per annum since the transfer date. If Louisiana Unwired exercises its right to purchase the FCC Licenses back from Cameron, but the approval of the FCC to do so has not been obtained by the end of the first year term, Louisiana Unwired has the right to amend the Spectrum Lease Agreement into a Spectrum manager lease arrangement for up to two additional one-year terms, subject to the terms and conditions of the Spectrum Lease Agreement and the receipt of requisite governmental consents.

12.    Purpose of the Offer; the Merger; Plans for the Company.

Purpose of the Offer.    The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Offeror intends to acquire the remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY’S SHAREHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION WHICH THE OFFEROR MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

Dissenters’ Rights.    The Company’s shareholders do not have dissenters’ rights in the Offer. Under Section 131 of the LBCL, if the Merger Agreement is approved by less than 80% of the outstanding Shares, the Company shareholders who file a written objection to the Merger prior to or at the meeting at which the vote on the Merger is taken and who vote against the Merger have the right to dissent. Any Company shareholder electing to exercise such right must demand in writing to be paid in cash the fair cash value of such Shares as of the day before the meeting, as determined by agreement between such shareholder and the Company or by a state district court in Louisiana, if the shareholder and the Company are unable to agree upon the fair cash value. If the Merger Agreement is approved by the holders of 80% or more of the outstanding Shares, Section 131 of the LBCL provides that no Company shareholder will have dissenters’ rights. However, if the Merger occurs under the “short form” merger provisions of Section 112(G) of the LBCL, the Company’s shareholders shall have dissenters’ rights without regard to the proportion of the voting power that approved the Merger and despite the fact that the Merger was not approved by vote of the Company’s shareholders. In the case of a merger pursuant to

Section 112(G) of the LBCL, which the Company can accomplish if it acquires at least 90% of the outstanding Shares in the Offer, the dissenting shareholder need not file an objection with the Company nor vote against the Merger, but need only demand in writing to be paid the cash value of such Shares as of the day before the Merger certificate is filed with the secretary of state. A person who is a beneficial owner, but not a registered owner, of Shares who wishes to exercise the rights of a dissenting shareholder under the LBCL cannot do so in his own name and should have the record ownership of the Shares transferred to his name or instruct the record owner thereof to take all required action to comply on his behalf with the procedures under Section 131 of the LBCL.

Any shareholder of record contemplating exercising dissenters’ right is urged to review carefully the provisions of Section 131 of the LBCL, particularly the procedural step required to perfect dissenters’ rights thereunder. Dissenters’ rights will be lost if the procedural requirements of Section 131 are not fully satisfied.

Rule 13e-3.    The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger following the purchase of Shares pursuant to the Offer in which the Offeror seeks to acquire any remaining Shares. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one (1) year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, if the Offeror is deemed to have acquired control of the Company pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby shareholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Offeror may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to minority shareholders in the Merger or such alternative transaction be filed with the Commission and disclosed to shareholders prior to consummation of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration. See Section 14. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.

Plans for the Company.    Sprint will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger. Thereafter, Sprint intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the Company’s potential contribution to Sprint’s business.

Except as indicated in this Offer to Purchase, Sprint does not have any current plans or proposals which relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the Company’s present capitalization or dividend policy; or any other material change in the Company’s corporate structure or business. Notwithstanding the foregoing, promptly after the Offeror acquires a majority of the Shares, the Offeror will be entitled to designate such number of directors on the Board of Directors as will make the percentage of the Company’s directors designated by the Offeror equal to the percentage of aggregate voting power of the Shares held by Sprint or any of its subsidiaries. In addition, assuming the Offeror’s nominees are appointed as directors of the Company and so long as there are holders of Shares other than Sprint or any of its subsidiaries, Sprint expects that the Board of Directors would not declare dividends on the Shares.

13.    Dividends and Distributions. The Merger Agreement provides that between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, unless Sprint otherwise expressly agrees in writing, the Company will not repurchase, redeem or otherwise acquire, or issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of Shares upon the exercise of Company Options or warrants.

14.    Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration.

Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Nasdaq Listing.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. According to Nasdaq’s published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 500,000, the number of holders of Shares falls below 300 or the market value of such publicly held Shares is not at least $1,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing, the listing of the Shares will be discontinued. In such event, the market for the Shares would be adversely affected. If the Shares were no longer eligible for listing on Nasdaq, quotations might be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting.

Margin Regulations.    The Shares are “margin securities” under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities”.

Sprint currently intends to seek delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such delisting and termination are met. If Nasdaq listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from Nasdaq and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

15.    Conditions of the Offer. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and/or amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement)), the Offeror is not required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to pay for, any tendered Shares, unless by the scheduled or extended Expiration Date:

(a)	The Minimum Condition has been met;

(b)	No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Offer or the Merger is in effect;

(c)	Each of the representations and warranties (other than those related to capitalization, authorization and change of control agreements) of the Company set forth in the Merger Agreement are true and correct (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” (as defined in the Merger Agreement) set forth therein), individually or in the aggregate, does not have, and would not be reasonably expected to have, a Material Adverse Effect;

(d)	Each of the representations and warranties of the Company set forth in the Merger Agreement related to capitalization, authorization and change of control agreements are true and correct in all material respects;

(e)	The Company has performed in all material respects all obligations required to be performed by it under the Merger Agreement;

(f)	All actions by or in respect of or filings with any governmental entity required to permit the consummation of the Offer and the Merger and other consents specified in the Merger Agreement have been obtained or made (including the expiration or termination of any applicable waiting period under the HSR Act and the receipt of any applicable FCC approvals);

(g)	There has not occurred any change, condition, event or development that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(h)	Unless FCC approval for the Transfer of Control has been obtained and is in full force and effect, the Cameron Transactions have been approved by the FCC and consummated in accordance with the terms of the Cameron Purchase Agreement and the Spectrum Lease Agreement is in full force and effect; and

(i)	The Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions, other than the Minimum Condition, are for the sole benefit of Sprint and Offeror and may be asserted or waived by Sprint or Offeror, regardless of the circumstances giving rise to any such condition (including any action or omission by Sprint or Offeror), in whole or in part at any time and from time to time in their sole discretion, subject in each case to the terms of the Merger Agreement. The failure by Sprint or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

16.    Certain Legal Matters and Regulatory Approvals.

General.    Except as set forth below, based upon its examination of publicly available filings by the Company with the Commission and other publicly available information concerning the Company, neither the Offeror nor Sprint is aware of any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Offeror’s acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein, or of any filings, approvals or other actions by or with any domestic (Federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company’s subsidiaries) by the Offeror pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is the Offeror’s present intention to seek such approval or action. However, the Offeror does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to the Offeror’s right to delay or decline to purchase Shares if any of the conditions in Section 15 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Sprint or the Offeror or that certain parts of the businesses of the Company, Sprint or the Offeror might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken, any of which could cause the Offeror to elect to terminate the Offer without purchasing the Shares thereunder. The Offeror’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 16.

Antitrust.    Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15 day waiting period following the filing by Sprint of a Premerger Notification and Report Form with respect to the Offer, unless Sprint receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. Sprint expects to make this filing on July 18, 2005 and accordingly, the 15-day waiting period will expire on August 2, 2005 unless Sprint receives a request for additional or documentary material from the Antitrust Division. If, within the initial 15 day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material can take a significant amount of time.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror’s proposed acquisition of the Company. At any time before or after the Offeror’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Sprint or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the consummation of the Merger or the tender of the Shares pursuant to the Shareholders Agreement on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

FCC Approvals.    Under the Communications Act, no licenses or authorizations granted by the FCC may be transferred or assigned except upon application to the FCC and upon a finding by the FCC that the public interest, convenience and necessity will be served thereby. It is contemplated that, immediately prior to the Appointment Date and pursuant to the FCC Approval, the FCC Licenses will be assigned to Cameron and the Spectrum Lease Agreement will go into effect. Assuming that the FCC Approval for the Cameron Transactions is obtained, no other approvals of the FCC are required for the Offer or the Merger to be consummated. In the event that the Cameron Transactions are not approved by the FCC, the Company and Sprint have agreed to seek FCC approval for the Transfer of Control.

Louisiana Public Service Commission Approval.    Certain subsidiaries of Sprint and the Company are authorized to provide certain telecommunications services in Louisiana. Pursuant to the Louisiana Public Service Commission’s (“Louisiana Commission”) General Order issued March 18, 1994, Sprint and the Company are required to jointly submit a “Request for Letter of Non-Opposition” with respect to the Offer or the Merger. Sprint and the Company filed the joint request letter with the Louisiana Commission on July 11, 2005. The Louisiana Commission typically grants 15 days following publication in the Commission’s Official Bulletin for persons to intervene in such matters. Absent intervention, such requests are typically processed and approved administratively, without the need for a Commission vote.

Certain Litigation.    On August 25, 2004, Don Feyler, derivatively on behalf of the Company, filed a shareholder derivative action against certain of the Company’s executive officers and directors and against the Company as a nominal defendant in the United States District Court for the Eastern District of Louisiana, as described in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. On June 13, 2005, defendants moved to dismiss this action. The motion is currently pending before the court. Subsequent to the public announcement of the execution of the Merger Agreement, on July 12, 2005, plaintiff filed a motion for leave to file a Verified Second Amended Shareholder Derivative and Class Action complaint. In the proposed amended complaint, plaintiff seeks to add an additional claim against the Company’s current directors for breach of the duties of care, loyalty, candor and independence owed to the public shareholders of the Company. Plaintiff alleges that the current directors have violated their fiduciary duties by entering into the Merger Agreement with Sprint to insulate themselves from liability and without regard to the fairness of the transaction to the Company’s shareholders. Plaintiff’s proposed amended complaint alleges the new claim as a putative class action, seeks to enjoin the Merger and requests other relief including an undisclosed amount of damages, costs, and expert and attorney fees. The motion for leave is expected to be heard on August 3, 2005. As of July 15, 2005, plaintiff had not asked the court to set a date for any injunction motion.

State Anti-Takeover Laws—Louisiana.    The Company is incorporated under the laws of the State of Louisiana. In general, in the event of a “business combination”, which is defined to include mergers, with a Louisiana corporation, Section 133 of the LBCL requires the affirmative vote of at least (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by any “interested shareholder” who is a party to the business combination. Under the LBCL the term “interested shareholder” includes a person who has the right to acquire 10% or more of the corporation’s outstanding voting stock or an affiliate of the corporation who at any time within the two-year period immediately prior to the date in question owned, directly or indirectly, 10% or more of the corporation’s outstanding voting stock. The Company’s Articles of Incorporation provide that the provisions of Sections 132 through 134 of the LBCL will not apply to the Company.

Sections 135 through 140.2 of the LCBL provide that in the event that any person acquires shares entitling the person to exercise at least one-fifth of the voting power of a corporation that is an “issuing public corporation” (a “control share acquisition”), the shares so acquired have only the voting rights that are conferred by the shareholders of the corporation by a vote of the shareholders, unless the corporation’s articles of incorporation or bylaws in effect prior to the control share acquisition provide that the provisions of Section 135 through 140.2 of the LBCL do not apply to control share acquisitions of shares of the corporation. The Company’s Articles of Incorporation provide that the provisions of Sections 135 through 140.2 of the LBCL will not apply to control share acquisitions of Shares of the Company.

State Takeover Laws—Other.    A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Except as described herein, the Offeror has not attempted to comply with any state takeover statutes in connection with the Offer. The Offeror reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. If any state takeover statute is found applicable to the Offer, the Offeror might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Offeror may not be obligated to accept for purchase or pay for any Shares tendered. See Section 15.

17.    Fees and Expenses.

Except as set forth below, neither the Offeror nor Sprint, nor any officer, director, shareholder, agent or other representative of the Offeror or Sprint, will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Dealer Manager and the Information Agent). Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

Citigroup is acting as Dealer Manager (the “Dealer Manager”) in connection with the Offer and has provided certain financial advisory services to Sprint in connection with the proposed acquisition of the Company. Sprint has agreed to pay Citigroup customary compensation for such services. Sprint has also agreed to reimburse Citigroup for reasonable expenses incurred, including fees and expenses of legal counsel or advisors should they be engaged by Citigroup, and to indemnify Citigroup and certain related persons against certain liabilities and expenses in connection with the engagement of Citigroup, including certain liabilities under the federal securities laws.

The Offeror has retained D.F. King & Co., Inc. as Information Agent (the “Information Agent”) and UMB Bank, n.a. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by the Offeror against certain liabilities in connection with the Offer. The Information Agent may contact holders of Shares by mail, facsimile or personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares.

18.    Miscellaneous.    The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. The Offeror is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Offeror will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Offeror cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Sprint and the Offeror have filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE OFFEROR OR SPRINT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

July 15, 2005

SCHEDULE I

CERTAIN INFORMATION CONCERNING THE

DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR AND PARENT

1. Directors and Executive Officers of the Offeror. Set forth below are the name, current business address, citizenship, present principal occupation or employment history (covering a period of not less than five years) of each executive officer and director of the Offeror. The business address of each such director and executive officer is: c/o Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. All directors and executive officers listed below are citizens of the United States.

Directors of Offeror	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert J. Dellinger	Robert J. Dellinger is Executive Vice President and Chief Financial Officer of Sprint Corporation, a position he assumed in June 2002. Before joining Sprint, Mr. Dellinger was President and Chief Executive Officer of GE Frankona Re based in Munich, Germany since 2000. From 2001 to 2002, he also served as President and Chief Executive Officer of General Electric’s Employer’s Reinsurance Corporation’s Property and Casualty Reinsurance Business in Europe and Asia. From 1997 to 2000, he served as Executive Vice President and Chief Financial Officer of General Electric’s Employer’s Reinsurance Corporation.

Gary D. Forsee	Gary D. Forsee is Chairman and Chief Executive Officer of Sprint Corporation. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003.

Len J. Lauer	Len J. Lauer is President and Chief Operating Officer of Sprint Corporation, a position he was elected to in September 2003. Previously, Mr. Lauer served as President of Sprint PCS since October 2002. Mr. Lauer joined Sprint in 1998 from Bell Atlantic—New Jersey. He became President of Sprint Business in June 2000. Six months later, Mr. Lauer served as President of Long Distance.

Executive Officers of Offeror	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gene M. Betts, Vice President and Treasurer	Gene M. Betts is Senior Vice President and Treasurer of Sprint Corporation, a position he assumed in December 1998. In 1990, he was named Senior Vice President.

Thomas A. Gerke, Vice President and Secretary	Thomas A. Gerke is Executive Vice President—General Counsel and external affairs of Sprint Corporation, a position he was elected to in May 2003. Mr. Gerke joined Sprint in October 1994 as senior attorney. Subsequently, he held other management positions in legal, including Assistant Vice President—Legal, Corporate Transactions in September 1997, Vice President—Legal General Business and Technology in February 1999, and from September 2000 until June 2002, he served as Corporate Secretary and Associate General Counsel for Sprint Corporation.

Len J. Lauer, President	Len J. Lauer is President and Chief Operating Officer of Sprint Corporation, a position he was elected to in September 2003. Previously, Mr. Lauer served as President of Sprint PCS since October 2002. Mr. Lauer joined Sprint in 1998 from Bell Atlantic—New Jersey. He became President of Sprint Business in June 2000. Six months later, Mr. Lauer served as President of Long Distance.

Executive Officers of Offeror	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Timothy E. Kelly, Vice President	Timothy E. Kelly is President of Sprint Consumer Solutions (SCS), a position he assumed in October 2004. Previously, Mr. Kelly was Senior Vice President—SCS since October 2003. Mr. Kelly first joined Sprint in 1994 as Assistant Vice President of Sprint’s corporate brand, media and sponsorship marketing initiatives, becoming Vice President—Consumer Long Distance Marketing in 1998. He left Sprint in August 1999, to join Tickets.com, first as Executive Vice President of Marketing and then as President. Mr. Kelly rejoined Sprint as President of the Mass Markets Organization in January 2001. In May 2002, he became President of Sprint Business.

James G. Kissinger, Vice President	James G. Kissinger is Senior Vice President—Human Resources of Sprint Corporation, a position he assumed in April 2003. Previously, Mr. Kissinger was Vice President—Human Resources Operations for Sprint PCS since August 2000. Mr. Kissinger began his career with the company when he joined United Telecommunications in 1984.

Kathryn A. Walker, Vice President	Kathryn A. Walker is Executive Vice President—Network Services of Sprint Corporation, a position she assumed in October 2003. Previously, Ms. Walker was Senior Vice President—Network Services since January 2003. Ms. Walker previously served as Assistant Vice President—Human Resources for Sprint Technology Services in October 1995, as Vice President—Product Management for Sprint Business in April 1997, as Vice President—Business Support Services for Sprint Business in 2000 and in March 2002, as Senior Vice President – Network Services for the Global Markets Group.

2. Directors and Executive Officers of Sprint. Set forth below are the name, current business address, citizenship, present principal occupation or employment history (covering a period of not less than five years) of each executive officer and director of Sprint. Unless otherwise indicated, the business address of each such director and executive officer is: c/o Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. Except as set forth below, all directors and executive officers listed below are citizens of the United States.

Directors of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gordon M. Bethune	Gordon M. Bethune is the retired Chairman and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. He served as Chief Executive Officer of Continental Airlines from 1994 and as Chairman and Chief Executive Officer from 1996 until December 31, 2004. He is a director of Honeywell International, Inc., Willis Group Holdings, Limited and Prudential Financial, Inc. He has been a director of Sprint since March 2004.

Dr. E. Linn Draper, Jr.	Dr. E. Linn Draper, Jr. is the retired Chairman of American Electrical Power Co. Inc., a public utility holding company. He has also served as President of Ohio Valley Electric Corporation, an electric utility company, Piketon, Ohio, and its subsidiary, Indiana-Kentucky Electric Corporation, since 1992. He served as Chairman, President and Chief Executive Officer of American Electric Power Co. Inc. and all of its major subsidiaries from 1993 until December 31, 2003 and as Chairman until February 24, 2004. He is a director of Temple-Inland, Inc., North Western Corporation, Alliance Data Systems Corporation and Alpha Natural Resources. He has been a director of Sprint since December 2003.

Directors of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gary D. Forsee	Gary D. Forsee is Chairman and Chief Executive Officer of Sprint Corporation. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003.

James H. Hance, Jr.	James H. Hance, Jr. is the retired Chairman of Bank of America Corporation, a financial services holding company. He served as the Vice Chairman of Bank of America Corporation from 1993 until January 31, 2005 and as the Chief Financial Officer of Bank of America Corporation from 1988 until April 2004. He is a director of Cousins Properties Incorporated, EnPro Industries, Inc., Rayonier Corporation and Duke Energy. He has been a director of Sprint since February 9, 2005.

Deborah A. Henretta	Deborah A. Henretta is President of Global/Baby Toddler & Adult Care for Procter & Gamble, a producer of personal and household products, since 2001. Before becoming President of Global Baby/Toddler & Adult Care, she served as Vice President, North America Baby Care since 1999 and General Manager, Global Fabric Conditioners since 1996. She is on the Board of Trustees at St. Bonaventure University and Children’s Hospital/Medical Center in Cincinnati, Ohio. She has been a director of Sprint since March 2004.

Irvine O. Hockaday, Jr.	Irvine O. Hockaday, Jr. is the retired President and Chief Executive Officer of Hallmark Cards, Inc., a manufacturer of greeting cards. He is a director of Aquila, Inc., Crown Media Holdings, Inc., Dow Jones, Inc., Ford Motor Company and Estee Lauder, Inc. Mr. Hockaday served as President and Chief Executive Officer of Hallmark Cards, Inc. from 1985 to 2001. He has been a director of Sprint since 1997, and is Sprint’s Lead Independent Director.

Linda Koch Lorimer	Linda Koch Lorimer is the Vice President and Secretary of the University, Yale University. She is the Lead Director of McGraw-Hill, Inc. and a director of Yale-New Haven Hospital and a trustee of Hollins University. Before becoming Vice President and Secretary of Yale University in 1993, Ms. Lorimer was President of Randolph-Macon Woman’s College for more than six years. She has served as the President of the Board of the American Association of Colleges and Universities and as Vice Chair of The Center for Creative Leadership. She has been a director of Sprint since 1993.

Louis W. Smith	Louis W. Smith is the retired President and Chief Executive Officer of the Ewing Marion Kauffman Foundation. He is a director of H & R Block, Inc. Before serving as President and Chief Executive Officer of the Ewing Marion Kauffman Foundation from 1997 until April 2002, Mr. Smith was President and Chief Operating Officer of the foundation beginning in 1995. He was President of Allied Signal Inc., Kansas City Division, from 1990 to 1995. He has been a director of Sprint since 1999.

Gerald L. Storch	Gerald L. Storch is the Vice Chairman of Target Corporation, a general merchandise retailer. Before becoming Vice Chairman of Target in 2001, he was President of Target’s Financial Services and New Businesses from 1998 to 2001. He has been a director of Sprint since December 2003.

Directors of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William H. Swanson	William H. Swanson is the Chairman and Chief Executive Officer of Raytheon Company, an industry leader in defense and government electronics, space, information, technology, technical services and business and special mission aircraft. Prior to January 2004, he was CEO and president of Raytheon. Prior to that, he was president of Raytheon, responsible for Raytheon’s government and defense operations. Mr. Swanson joined Raytheon in 1972 and has held a wide range of leadership positions across a broad spectrum of Raytheon’s business units. He has been a director of Sprint since September 2004.

Executive Officers of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gene M. Betts, Senior Vice President and Treasurer	Gene M. Betts is the Senior Vice President and Treasurer of Sprint Corporation, a position he assumed in December 1998. In 1990, he was named Senior Vice President.

William R. Blessing, Senior Vice President—Strategic Planning and Corporate Development	William R. Blessing is Senior Vice President, Strategic Planning and Corporate Development of Sprint Corporation, a position he assumed in August 2003. Previously, Mr. Blessing was Senior Vice President—Business Development and Strategy since 2000 until assuming his current position in 2003.

Robert J. Dellinger, Executive Vice President and Chief Financial Officer	Robert J. Dellinger is Executive Vice President and Chief Financial Officer of Sprint Corporation, a position he assumed in June 2002. Before joining Sprint, Dellinger was President and Chief Executive Officer of GE Frankona Re based in Munich, Germany, with responsibility for General Electric’s (GE) Employers Reinsurance Corporation’s (ERC) European operations since 2000. From 2001 to 2002, he also served as President and Chief Executive Officer of General Electric’s Employer’s Reinsurance Corporation’s Property and Casualty Reinsurance Business in Europe and Asia. From 1997 to 2000, he served as Executive Vice President and Chief Financial Officer of General Electric’s Employer’s Reinsurance Corporation.

Gary D. Forsee, Chairman and Chief Executive Officer	Gary D. Forsee is Chairman and Chief Executive Officer of Sprint Corporation. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003.

Michael B. Fuller, President—Local Telecommunications Division	Michael B. Fuller is President of the Local Telecommunications Division of Sprint Corporation, a position he assumed in October 1996.

Thomas A. Gerke, Executive Vice President, General Counsel and External Affairs	Thomas A. Gerke is Executive Vice President—General Counsel and External Affairs of Sprint Corporation, a position he was elected to in May 2003. Previously, Mr. Gerke served as senior attorney. Subsequently, he held other management positions in legal, including Assistant Vice President—Legal, Corporate Transactions in September 1997, Vice President—Legal General Business and Technology in February 1999, and from September 2000 until June 2002, he served as Corporate Secretary and Associate General Counsel for Sprint Corporation.

Daniel R. Hesse—Chief Executive Officer—Local Telecommunications Division	Daniel R. Hesse is Chief Executive Officer of the Local Telecommunications Division of Sprint Corporation, a position he assumed in June 2005. Before joining Sprint, Mr. Hesse was Chairman, President and CEO of Terabeam Corp. since 2000 until 2004. He served as President and Chief Executive Officer of AT&T Wireless Services from 1997 to 2000.

Executive Officers of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Howard E. Janzen, President—Sprint Business Solutions	Howard E. Janzen is President of Sprint Business Solutions, a position he assumed in May 2003. Before joining Sprint, Mr. Janzen served last as President and Chief Executive Officer for Williams Communications since April 1995.

Timothy E. Kelly, President—Sprint Consumer Solutions	Timothy E. Kelly is President of Sprint Consumer Solutions (SCS), a position he assumed in October 2004. Previously, Mr. Kelly was Senior Vice President—SCS since October 2003. Mr. Kelly first joined Sprint in 1994 as Assistant Vice President of Sprint’s corporate brand, media and sponsorship marketing initiatives, becoming Vice President—Consumer Long Distance marketing in 1998. He left Sprint in August 1999, to join Tickets.com, first as Executive Vice President of Marketing and then as President. Mr. Kelly rejoined Sprint as President of the Mass Markets Organization in January 2001. In May 2002, he became President of Sprint Business.

James G. Kissinger, Senior Vice President— Human Resources	James G. Kissinger is Senior Vice President—Human Resources of Sprint Corporation, a position he assumed in April 2003. Previously, Mr. Kissinger was Vice President—Human Resources Operations for Sprint PCS since August 2000. Mr. Kissinger began his career with the company when he joined Sprint in 1984 as a human resources manager.

Len J. Lauer, President and Chief Operating Officer	Len J. Lauer is President and Chief Operating Officer of Sprint Corporation, a position he was elected to in September 2003. Mr. Lauer previously served as President of Sprint PCS since October 2002. Mr. Lauer joined Sprint in 1998 from Bell Atlantic—New Jersey. He became President of Sprint Business in June 2000. Six months later, Mr. Lauer served as President of Long Distance.

John P. Meyer, Senior Vice President and Controller	John P. Meyer is Senior Vice President and Controller of Sprint Corporation, a position he assumed in March 1993.

Michael W. Stout, Executive Vice President—Chief Information Officer	Michael W. Stout is Executive Vice President and Chief Information Officer of Sprint Corporation, a position he assumed in May 2003. Before joining Sprint, Mr. Stout served as Vice President and Chief Technology and Information Officer for GE Capital since 1998.

Kathryn A. Walker, Executive Vice President—Network Services	Kathryn A. Walker is Executive Vice President—Network Services of Sprint Corporation, a position she assumed in October 2003. Previously, Ms. Walker was Senior Vice President—Network Services since January 2003. Ms. Walker previously served as Assistant Vice President—Human Resources for Sprint Technology Services in October 1995, as Vice President—Product Management for Sprint Business in April 1997, as Vice President—Business Support Services for Sprint Business in 2000 and in March 2002, as Senior Vice President—Network Services for the Global Markets Group.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

UMB Bank, n.a.

By Mail: UMB Bank, n.a. Securities Transfer Division P.O. Box 410064 Kansas City, MO 64141-0064	By Hand: UMB Bank, n.a. Securities Transfer Division 928 Grand Blvd. 5th Floor Kansas City, MO 64106	By Overnight Courier: UMB Bank, n.a. Securities Transfer Division 928 Grand Blvd. 5th Floor Kansas City, MO 64106

For Notice of Guaranteed Delivery

(for Eligible Institutions only)

By Facsimile Transmission:

(816) 860-3970

To Confirm Receipt of Notice of Guaranteed Delivery Only:

(816) 860-7782

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers call collect:

(212) 269-5550

ALL OTHERS CALL TOLL FREE:

(800) 628-8536

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Banks and Brokers call collect:

(212) 816-5888

ALL OTHERS CALL TOLL FREE:

(800) 688-0307